FILED PURSUANT TO RULE 424(b)(5)

REGISTRATION NO. 333-86654

PROSPECTUS SUPPLEMENT

(To prospectus dated June 10, 2002)

1,400,000 Shares

Health Care Property Investors, Inc.

Common Stock

We are a real estate investment trust that invests in health care related real estate located throughout the United States, including:

•	hospitals,

•	long-term care facilities,

•	retirement and assisted living facilities, and

•	medical office buildings.

We are offering and selling 1,400,000 shares of our common stock with this prospectus supplement and the accompanying prospectus.

Our common stock is listed on the New York Stock Exchange under the symbol “HCP.” On July 2, 2003, the last sale price of our common stock as reported by the NYSE was $43.00 per share.

Investing in the common stock involves risks that are described in the “Risk Factors” beginning on page S-3 of this prospectus supplement.

	Per Share	Total
Public offering price	$42.035	$58,849,000
Underwriting discount	$.535	$749,000
Proceeds, before expenses, to us	$41.500	$58,100,000

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of common stock will be ready for delivery on or about July 10, 2003.

Merrill Lynch & Co.

The date of this prospectus supplement is July 2, 2003.

TABLE OF CONTENTS

Prospectus Supplement

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

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SUMMARY

The following summary may not contain all the information that may be important to you. You should read the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference in the prospectus before making a decision to invest in the common stock.

All references to “HCPI,” “we,” “us” and “our” in this prospectus supplement and the accompanying prospectus mean Health Care Property Investors, Inc. and its majority-owned subsidiaries and other entities controlled by Health Care Property Investors, Inc., except where it is clear from the context that the term means only the issuer, Health Care Property Investors, Inc.

OUR COMPANY

We were organized in 1985 to qualify as a real estate investment trust, or a REIT. We invest in health care related real estate located throughout the United States. We commenced business nearly 18 years ago, making us the second oldest REIT specializing in health care real estate. The market value of our common stock was approximately $2.7 billion as of July 2, 2003.

As of March 31, 2003, our gross investment in our properties, including partnership interests and mortgage loans, was approximately $3.1 billion and our portfolio of 453 properties in 44 states consisted of:

•	31 hospitals;

•	176 long-term care facilities;

•	126 retirement and assisted living facilities;

•	85 medical office buildings; and

•	35 other healthcare facilities.

Our principal offices are located at 4675 MacArthur Court, Suite 900, Newport Beach, California 92660, and our telephone number is (949) 221-0600.

RECENT DEVELOPMENTS

On June 2, 2003, we formed a joint venture with GE Commercial Finance, General Electric Co.’s commercial finance division, to buy up to $600 million of medical office buildings in the United States. We have a 33% economic interest in the new company, HCP Medical Office Portfolio, LLC. The new company was created in response to hospitals’ and health care systems’ need to redeploy capital from non-core assets toward providing healthcare. As of the date of this prospectus supplement, the new company has not completed any property acquisitions.

On June 2, 2003, we announced the election of Richard M. Rosenberg to our board of directors. Mr. Rosenberg is the retired chairman and chief executive officer of BankAmerica Corp. He was appointed chairman and chief executive officer of BankAmerica Corp. in 1990 and served until 1996.

On May 7, 2003, we elected James F. Flaherty III as our President and Chief Executive Officer. Prior to this election, Mr. Flaherty served as our President and Chief Operating Officer. On May 6, 2003, we announced the addition of Talya Nevo-Hacohen as our Senior Vice President—Strategic Development and Treasurer.

THE OFFERING

Issuer	Health Care Property Investors, Inc.

Common stock offered	1,400,000 shares.

Shares outstanding after the offering(1)	63,035,054.

Use of proceeds

We estimate that the net proceeds from this offering, after deducting underwriting discounts and estimated expenses, will be approximately $58.0 million. We intend to use these proceeds for general corporate purposes, which may include the repayment of indebtedness and the investment in additional properties.

NYSE symbol	HCP.

Risk factors

See “Risk Factors” and the other information included and incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

(1)	Based on shares of our common stock outstanding as of June 30, 2003. Does not include, as of June 30, 2003, (a) 1,351,867 shares of common stock issuable upon the exercise of outstanding options; and (b) 1,591,179 shares of common stock issuable in exchange for non-managing member units of affiliated entities.

RISK FACTORS

Set forth below are some of the risks that we believe are material to investors who purchase our common stock. In addition to other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, you should carefully consider the following factors before investing in our common stock. The information set forth below under this caption “Risk Factors” supersedes and replaces the information set forth in the accompanying prospectus under the caption “Risk Factors.”

Decline in the assisted living sector and the long-term care industry may have significant adverse consequences to us.

Assisted Living Industry.    The assisted living industry has been challenged by overbuilding, slow fill-up rates, rising insurance costs and higher operating costs associated with increased acuity of residents. These challenges have had, and are expected to continue to have, an adverse effect on our assisted living facilities and operators.

Long-Term Care Industry.    Certain of our long-term care operators and facilities continue to experience operating problems in part due to a national nursing shortage, increased liability insurance costs, and low levels of Medicaid reimbursement in certain states. In addition, certain temporary Medicare add-on payments enacted in The Balanced Budget Refinement Act of 1999 and Medicare, Medicaid and SCHIP Benefit and Protection Act of 2000 expired on October 1, 2002, resulting in decreased reimbursement to nursing homes.

Certain operators of our assisted living and long-term care facilities have filed for protection under bankruptcy laws, which results in uncertainties in our ability to continue to realize the full benefit of such operators’ leases. We cannot assure you that the challenges faced by our assisted living operators and long-term care operators will not have an adverse effect on our operating results or the market price of our common stock.

The health care industry is heavily regulated by the government, which may adversely affect our rental and debt payment revenues.

The health care industry is heavily regulated by federal, state and local laws. This government regulation of the health care industry affects us because:

•	the financial ability of lessees to make rent and debt payments to us may be affected by governmental regulations such as licensure, certification for participation in government programs, and government reimbursement; and

•	our additional rents are based on our lessees’ gross revenue from operations in many instances, which in turn are affected by the amount of reimbursement such lessees receive from the government.

The failure of any borrower of funds from us or lessee of any of our properties to comply with such laws and regulations could affect its ability to operate its facility or facilities and could adversely affect such borrower’s or lessee’s ability to make debt or lease payments to us.

Fraud and Abuse.    Various federal and state governments have considered or passed laws that attempt to eliminate fraud and abuse by prohibiting payment arrangements that include compensation for patient referrals. We cannot assure you that our operators are in compliance or will remain in compliance in the future with these laws.

Licensure Risks.    Most health care facilities must obtain a license to operate. Failure to obtain licensure or loss of licensure would prevent a facility from operating which could adversely affect the facility operator’s ability to make rent and debt payments.

Environmental Matters.    A wide variety of federal, state and local environmental and occupational health and safety laws and regulations affect health care facility operations. Under various federal, state and local environmental laws, ordinances and regulations, an owner of real property or a secured lender (such as us) may be liable for the costs of removal or remediation of hazardous or toxic substances at, under or disposed of in connection with such property, as well as other potential costs relating to hazardous or toxic substances (including government fines and damages for injuries to persons and adjacent property). The presence of such substances, or the failure to properly dispose of or remediate such substances, may adversely affect the owner’s ability to sell or rent such property or to borrow using such property as collateral which, in turn, would reduce our revenue.

Medicare and Medicaid Programs.    Sources of revenue for lessees and mortgagors may include the federal Medicare program, state Medicaid programs, private insurance carriers, health care service plans and health maintenance organizations, among others. Efforts to reduce costs by these payors will likely continue, which may result in reduced or slower growth in reimbursement for certain services provided by some of our operators. In addition, the failure of any of our operators to comply with various laws and regulations could jeopardize their ability to continue participating in the Medicare and Medicaid programs.

Cost Control.    The healthcare industry has continually faced various challenges, including increased government and private payor pressure on health care providers to control costs, the migration of patients from acute care facilities into extended care and home care settings and the vertical and horizontal consolidation of health care providers. Changes in the law, new interpretations of existing laws, and changes in payment methodology may have a dramatic effect on the definition of permissible or impermissible activities, the relative costs associated with doing business and the amount of reimbursement furnished by both government and other third-party payors. These changes may be applied retroactively. The ultimate timing or effect of legislative efforts cannot be predicted and may impact us in different ways.

Loss of our tax status as a real estate investment trust would have significant adverse consequences to us and the value of our securities.

We currently operate and have operated commencing with our taxable year ended December 31, 1985 in a manner that is intended to allow us to qualify as a real estate investment trust for federal income tax purposes under the Internal Revenue Code of 1986, as amended.

Qualification as a real estate investment trust involves the application of highly technical and complex Internal Revenue Code provisions for which there are only limited judicial and administrative interpretations. The determination of various factual matters and circumstances not entirely within our control may affect our ability to qualify as a real estate investment trust. For example, in order to qualify as a real estate investment trust, at least 95% of our gross income in any year must be derived from qualifying sources, and we must satisfy a number of requirements regarding the composition of our assets. Also, we must make distributions to stockholders aggregating annually at least 90% of our net taxable income, excluding capital gains. In addition, new legislation, regulations, administrative interpretations or court decisions may adversely affect our investors or our ability to qualify as a REIT for tax purposes. Although we believe that we are organized and have operated in such manner, we can give no assurance that we have qualified or will continue to qualify as a REIT for tax purposes.

If we lose our real estate investment trust status, we will face serious tax consequences that will substantially reduce the funds available to make payments of principal and interest on the debt securities we issue and to make distributions to our stockholders. If we fail to qualify as a real estate investment trust:

•	we would not be allowed a deduction for distributions to stockholders in computing our taxable income and would be subject to federal income tax at regular corporate rates;

•	we also could be subject to the federal alternative minimum tax and possibly increased state and local taxes; and

•	unless we are entitled to relief under statutory provisions, we could not elect to be subject to tax as a real estate investment trust for four taxable years following the year during which we were disqualified.

In addition, if we fail to qualify as a real estate investment trust, all distributions to stockholders would be subject to tax as regular corporate dividends to the extent of our current and accumulated earnings and profits and we would not be required to make distributions to stockholders.

As a result of all these factors, our failure to qualify as a real estate investment trust also could impair our ability to expand our business and raise capital, and would adversely affect the market value of our common stock.

CAUTIONARY LANGUAGE REGARDING FORWARD LOOKING STATEMENTS

Statements in this prospectus supplement, the accompanying prospectus and the information incorporated by reference that are not historical factual statements are “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward looking statements to be covered by the safe harbor provisions for forward looking statements contained in the Private Securities Litigation Reform Act of 1995 and are including this section for purposes of complying with these safe harbor provisions. The statements include, among other things, statements regarding the intent, belief or expectations of HCPI and its officers and can be identified by the use of terminology such as “may,” “will,” “expect,” “believe,” “intend,” “plan,” “estimate,” “should” and other comparable terms or the negative thereof. In addition, we, through our senior management, from time to time make forward looking oral and written public statements concerning our expected future operations and other developments. Investors are cautioned that, while forward looking statements reflect our good faith belief and best judgment based upon current information, they are not guarantees of future performance and are subject to known and unknown risks and uncertainties. Actual results may differ materially from the expectations contained in the forward looking statements as a result of various factors. In addition to the factors set forth under the caption “Risk Factors” in this prospectus supplement, you should consider the following:

•	Legislative, regulatory, or other changes in the health care industry at the local, state or federal level which increase the costs of or otherwise affect the operations of our lessees or mortgagors;

•	Changes in the reimbursement available to our lessees and mortgagors by governmental or private payors, including changes in Medicare and Medicaid payment levels and the availability and cost of third party insurance coverage;

•	Competition for lessees and mortgagors, including with respect to new leases and mortgages and the renewal or rollover of existing leases;

•	Availability of suitable health care facilities to acquire at a favorable cost of capital and the competition for such acquisition and financing of health care facilities;

•	The ability of our lessees and mortgagors to operate our properties in a manner sufficient to maintain or increase revenues and to generate sufficient income to make rent and loan payments;

•	The financial weakness of operators in the long-term care and assisted living sectors, including the bankruptcies of certain of our operators, which results in uncertainties in our ability to continue to realize the full benefit of such operators’ leases;

•	Changes in national or regional economic conditions, including changes in interest rates and the availability and cost of capital for HCPI;

•	The risk that we will not be able to sell or lease facilities that are currently vacant; and

•	Changes in tax laws or regulations.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, the forward looking events discussed in this prospectus supplement or discussed in or incorporated by reference in the accompanying prospectus may not occur.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Our common stock is listed on the NYSE under the symbol “HCP”. The table below sets forth for the fiscal quarters indicated the reported high and low sales prices per share of the common stock as reported on the NYSE Composite Tape for the periods indicated and the cash dividends per share paid in such periods. The last reported sale price of our common stock on the NYSE on July 2, 2003 was $43.00 per share.

	Stock Price
	High	Low	Dividends Paid
2001
First Quarter	$34.5000	$29.2500	$0.76
Second Quarter	36.8125	33.0000	0.77
Third Quarter	38.6250	33.7500	0.78
Fourth Quarter	39.0625	35.1250	0.79

2002
First Quarter	$41.35	$35.80	$0.80
Second Quarter	43.90	38.90	0.81
Third Quarter	44.56	36.80	0.82
Fourth Quarter	45.08	37.27	0.83

2003
First Quarter	$39.86	$33.05	$0.83
Second Quarter	42.73	33.26	0.83
Third Quarter (through July 2, 2003)	43.00	41.77	—

As of June 30, 2003, there were approximately 5,504 stockholders of record.

We maintain a policy to declare dividends to the holders of shares of our common stock so as to comply with applicable sections of the Internal Revenue Code governing real estate investment trusts.

USE OF PROCEEDS

We expect that the net proceeds from this offering will be approximately $58.0 million after deducting underwriting discounts and our estimated expenses. We currently intend to use the proceeds of the offering for general corporate purposes, which may include, among other things, the repayment of outstanding borrowings under our revolving lines of credit, selective repayments of other outstanding indebtedness and the investment in additional properties. As of July 2, 2003, our revolving lines of credit had a total balance of approximately $160,600,000, with a weighted average annual interest rate of 1.916%.

SUPPLEMENTAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes the United States federal income tax considerations anticipated to be material to purchasers of our common stock and supplements the discussion in the accompanying prospectus entitled “United States Federal Income Tax Considerations Related to Our REIT Election.” This summary is based on:

•	the Internal Revenue Code;

•	the legislative history of the Internal Revenue Code;

•	final, temporary and proposed Treasury regulations promulgated under the Internal Revenue Code;

•	administrative pronouncements and practices of the Internal Revenue Service; and

•	court decisions,

all as of the date of this prospectus supplement. In addition, the administrative interpretations and practices of the Internal Revenue Service include its practices and policies as expressed in private letter rulings which are not binding on the Internal Revenue Service, except with respect to the particular taxpayers who requested and received these rulings. Future legislation, Treasury regulations, administrative interpretations and practices and court decisions may adversely affect, perhaps retroactively, the tax considerations contained in this discussion. We have not requested, and do not plan to request, any rulings from the Internal Revenue Service concerning the tax treatment of our common stock, and the statements in this prospectus supplement are not binding on the Internal Revenue Service or any court. Thus, the tax considerations contained in this discussion could be challenged by the Internal Revenue Service and, if challenged, may not be sustained by a court.

This summary is for general information only and is not tax advice. This summary deals only with our common stock that is held as a capital asset within the meaning of Section 1221 of the Internal Revenue Code. Your tax treatment will vary depending on your particular situation, and this discussion does not address all the tax consequences that may be relevant to you in light of your particular circumstances. State, local and foreign income tax laws may differ substantially from the corresponding federal income tax laws, and this discussion does not purport to describe any aspect of the tax laws of any state, local or foreign jurisdiction. In addition, it does not address the tax consequences relevant to persons who receive special treatment under the federal income tax law, except to the extent discussed under the heading “—Taxation of Tax-Exempt Stockholders” and “—Taxation of Non-U.S. Stockholders” or where specifically noted. Holders receiving special treatment include, without limitation:

•	financial institutions, banks and thrifts;

•	insurance companies;

•	tax-exempt organizations;

•	“S” corporations;

•	regulated investment companies and real estate investment trusts;

•	foreign corporations or partnerships, and persons who are not residents or citizens of the United States;

•	United States expatriates;

•	broker-dealers or dealers in securities or currencies;

•	persons holding our common stock as a hedge against currency risks or as a position in a straddle;

•	persons subject to the alternative minimum tax provisions of the Internal Revenue Code; or

•	United States persons whose “functional currency” is not the United States dollar.

If a partnership holds our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisor regarding the tax consequences of the ownership and disposition of our common stock.

If you are considering purchasing our common stock, you should consult your tax advisors concerning the application of United States federal income tax laws to your particular situation as well as any consequences of the purchase, ownership and disposition of our common stock arising under the laws of any state, local or foreign taxing jurisdiction.

When we use the term “U.S. stockholder,” we mean a holder of shares of our common stock who, for United States federal income tax purposes:

•	is a citizen or resident of the United States;

•	is a corporation, partnership, limited liability company or other entity created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia unless, in the case of a partnership or limited liability company, Treasury regulations provide otherwise;

•	is an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	is a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, to the extent provided in the Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to this date that elect to continue to be treated as United States persons, shall also be considered U.S. stockholders.

Taxation of Taxable U.S. Stockholders

Distributions Generally.    As long as we qualify as a REIT, distributions out of our current or accumulated earnings and profits, other than capital gain dividends discussed below, will constitute dividends taxable to our taxable U.S. stockholders as ordinary income and will not be eligible for the dividends-received deduction in the case of U.S. stockholders that are corporations.

For purposes of determining whether distributions to holders of common stock are out of current or accumulated earnings and profits, our earnings and profits will be allocated first to our outstanding preferred stock and then to the common stock. To the extent that we make distributions in excess of our current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital to each U.S. stockholder. This treatment will reduce the adjusted tax basis which each U.S. stockholder has in its shares of stock for tax purposes by the amount of the excess distribution, but not below zero. Distributions in excess of our current and accumulated earnings and profits and in excess of a U.S. stockholder’s adjusted tax basis in its shares will be taxable as capital gains, provided that the shares have been held as a capital asset, and will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends we declare in October, November, or December of any year and payable to a stockholder of record on a specified date in any of these months will be treated as both paid by us and received by the stockholder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following calendar year. Stockholders may not include in their own income tax returns any of our net operating losses or capital losses.

Capital Gain Distributions.    Distributions that we properly designate as capital gain dividends will be taxable to taxable U.S. stockholders as gains from the sale or disposition of a capital asset, to the extent that such gains do not exceed our actual net capital gain for the taxable year. Depending on the characteristics of the assets which produced these gains, and on certain designations, if any, which we may make, these gains may be taxable to non-corporate U.S. stockholders at a 15% or 25% rate. U.S. stockholders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income. If we properly designate any portion of a dividend as a capital gain dividend, your share of such capital gain dividend would be an amount which bears the same ratio to the total amount of dividends, as determined for federal income tax purposes, paid to you for the year as the aggregate amount designated as a capital gain dividend bears to the aggregate amount of all dividends, as determined for federal income tax purposes, paid on all classes of shares of our capital stock for the year.

Passive Activity Losses and Investment Interest Limitations.    Distributions we make and gain arising from the sale or exchange by a U.S. stockholder of our shares will not be treated as passive activity income. As a result, U.S. stockholders generally will not be able to apply any “passive losses” against this income or gain. Distributions we make, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation. Gain arising from the sale or other disposition of our shares, however, will not be treated as investment income under certain circumstances.

Retention of Net Long-Term Capital Gains.    We may elect to retain, rather than distribute as a capital gain dividend, all or a portion of our net long-term capital gains. If we make this election, we would pay tax on our retained net long-term capital gains. In addition, to the extent we so elect, a U.S. stockholder generally would:

•	include its pro rata share of our undistributed long-term capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of our taxable year falls, subject to certain limitations as to the amount that is includable;

•	be deemed to have paid the capital gains tax imposed on us on the designated amounts included in the U.S. stockholder’s long-term capital gains;

•	receive a credit or refund for the amount of tax deemed paid by it;

•	increase the adjusted basis of its common stock by the difference between the amount of includable gains and the tax deemed to have been paid by it; and

•	in the case of a U.S. stockholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury regulations to be prescribed by the Internal Revenue Service.

Dispositions of Our Common Stock.    If a U.S. stockholder sells or disposes of its shares of our common stock, it will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and its adjusted basis in the shares for tax purposes. This gain or loss will be capital if it has held the common stock as a capital asset. This gain or loss will be long-term capital gain or loss if it has held the common stock for more than one year. In general, if a U.S. stockholder recognizes loss upon the sale or other disposition of our common stock that it has held for six months or less, after applying certain holding period rules, the loss recognized will be treated as a long-term capital loss, to the extent the stockholder received distributions from us which were required to be treated as long-term capital gains.

Backup Withholding

We report to our U.S. stockholders and the Internal Revenue Service the amount of dividends paid during each calendar year, and the amount of any tax withheld. Under the backup withholding rules, a stockholder may be subject to backup withholding at a current rate of 28% with respect to dividends paid unless the holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. stockholder that does not provide us with a correct taxpayer identification number may also be subject to penalties imposed by the Internal Revenue Service. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the stockholder’s federal income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status. See “—Taxation of Non-U.S. Stockholders.”

Taxation of Tax-Exempt Stockholders

Provided that a tax-exempt stockholder, except certain tax-exempt stockholders described below, has not held its shares as “debt-financed property” within the meaning of the Internal Revenue Code and the shares are not otherwise used in its trade or business, dividend income from us and gain from the sale of our shares will not be unrelated business taxable income to the tax-exempt stockholder. Generally, “debt-financed property” is property, the acquisition or holding of which was financed through a borrowing by the tax-exempt stockholder.

For tax-exempt stockholders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Internal Revenue Code, respectively, income from an investment in our shares will constitute unrelated business taxable income unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their own tax advisors concerning these set aside and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a “pension-held REIT” will be treated as unrelated business taxable income as to certain types of trusts which hold more than 10%, by value, of the interests in the REIT. A pension held REIT includes any REIT if:

•	at least one of such trusts holds more than 25%, by value, of the interests in the REIT, or two or more of such trusts, each of which owns more than 10%, by value, of the interests in the REIT, hold in the aggregate more than 50%, by value, of the interests in the REIT; and

•	it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Internal Revenue Code provides that stock owned by such trusts shall be treated, for purposes of the “not closely held” requirement, as owned by the beneficiaries of the trust, rather than by the trust itself.

As a result of certain limitations on the transfer and ownership of stock contained in our charter, we do not expect to be classified as a “pension-held REIT,” and accordingly, the tax treatment described above should be inapplicable to our tax-exempt stockholders.

Taxation of Non-U.S. Stockholders

The preceding discussion does not address the rules governing United States federal income taxation of the ownership and disposition of our common stock by persons that are non-U.S. stockholders. When we use the term “non-U.S. stockholder” we mean stockholders who are not United States stockholders. In general, non-U.S. stockholders may be subject to special tax withholding requirements on distributions from us and with respect to their sale or other disposition of our common stock, except to the extent reduced or eliminated by an income tax treaty between the United States and the non-U.S. stockholder’s country. A non-U.S. stockholder who is a stockholder of record and is eligible for reduction or elimination of withholding must file an appropriate form with us in order to claim such treatment. Non-U.S. stockholders should consult their own tax advisors concerning the federal income tax consequences to them of an acquisition of shares of our common stock, including the federal income tax treatment of dispositions of interests in and the receipt of distributions from us.

Other Tax Consequences

You may be required to pay tax in various state or local jurisdictions, including those in which you reside. Your state and local tax treatment may not conform to the federal income tax consequences discussed above. Consequently, you should consult your tax advisor regarding the effect of state and local tax laws on an investment in our shares.

New Legislation

Legislation was recently enacted that reduces the maximum tax rate of non-corporate taxpayers for capital gains generally from 20% to 15% (for taxable years ending on or after May 6, 2003 and before January 1, 2009) and for dividends payable to non-corporate taxpayers generally from 38.6% to 15% (for taxable years beginning after December 31, 2002 and before January 1, 2009). In general, dividends payable by REITs are not eligible for such treatment, except to the extent such dividends are attributable either to dividends we receive from taxable corporations (such as our taxable REIT subsidiaries) or to income that was subject to tax at the corporate/REIT level (for example, if we distribute taxable income that we retained and paid tax on in the prior taxable year). The recent legislation also reduces the maximum tax rate of non-corporate taxpayers on ordinary income from 38.6% to 35%. Although this legislation does not adversely affect the taxation of REITs or dividends paid by REITs, the more favorable treatment of regular corporate dividends could cause investors who are individuals to consider stocks of other corporations that pay dividends as more attractive relative to stocks of REITs. It is not possible to predict whether this change in perceived relative value will occur, or what the effect will be on the market price of our stock.

Distributions to our shareholders that we properly designate as capital gain dividends will be taxable to our taxable U.S. shareholders as gain, to the extent that such gain does not exceed our actual net tax capital gain for the taxable year from the sale or disposition of capital assets. Depending on the characteristics of the assets which produced these gains, and on specific designations, if any, which we make, these gains may be taxable to non-corporate U.S. shareholders as a 15% or 25% rate.

Proposed Legislation

Recently, legislation was introduced in the United States House of Representatives that would amend certain rules relating to REITs. As of the date hereof, this legislation has not been enacted into law. The proposed legislation would, among other things, include the following changes:

•	As discussed in the accompanying prospectus under “United States Federal Income Tax Considerations Related to Our REIT Election—Taxation of the Company—Asset Tests,” we may not own more than 10% by vote or value of any one issuer’s securities. If we fail to meet this test at the end of any quarter and such failure is not cured within 30 days thereafter, we would fail to qualify as a REIT. Under the proposal, after the 30 day cure period, a REIT could dispose of sufficient assets to cure such a violation that does not exceed the lesser of 1% of the REIT’s assets at the end of the relevant quarter or $10,000,000. For violations due to reasonable cause that are larger than this amount, the legislation would permit the REIT to avoid disqualification as a REIT, after the 30 day cure period, by taking steps including the disposition of sufficient assets to meet the asset test and paying a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the non-qualifying assets.

•	The legislation would expand the straight debt safe harbor under which certain types of securities are disregarded as securities when calculating the 10% value limitation discussed in the accompanying prospectus.

•	The legislation also would change the formula for calculating the tax imposed for certain violations of the 75% and 95% gross income tests described in the accompanying prospectus under “United States Federal Income Tax Considerations Related to Our REIT Election—Taxation of the Company—Income Tests” and would make certain changes to the requirements for availability of the applicable relief provisions for failure to meet such tests.

•	The legislation would clarify a rule regarding our ability to enter into leases with our taxable REIT subsidiaries.

•	As discussed in the accompanying prospectus under “United States Federal Income Tax Considerations Related to Our REIT Election—Taxation of the Company—Redetermined Rents,” amounts received by a REIT for services customarily furnished or rendered in connection with the rental of real property are excluded from treatment as “redetermined rents” and therefore avoid the 100% penalty tax. The proposed legislation would eliminate this exclusion.

The foregoing is a non-exhaustive list of changes that would be made by the proposed legislation. The provisions contained in this legislation relating to expansion of the straight debt safe harbor and our ability to enter into leases with our taxable REIT subsidiary, would apply to taxable years ending after December 31, 2000, and the remaining provisions generally would apply to taxable years beginning after the date the legislation is enacted.

As of the date hereof, it is not possible to predict with any certainty whether the proposed legislation discussed above will be enacted in its current form, if at all.

UNDERWRITING

Subject to the terms and conditions contained in a purchase agreement dated July 2, 2003, we have agreed to sell to Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “underwriter”), and the underwriter has agreed to purchase, 1,400,000 shares of our common stock.

The purchase agreement provides that the underwriter is obligated to purchase all of the shares if any are purchased.

We have agreed to indemnify the underwriter against specified liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriter may be required to make in respect of those liabilities.

The underwriter is offering the shares, subject to prior sale, when, as and if issued to and accepted by the underwriter, subject to approval of legal matters by counsel and other conditions. The underwriter reserves the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

The underwriter has advised us that it proposes initially to offer the shares at the public offering price appearing on the cover page of this prospectus supplement. After the initial offering, the public offering price may be changed. The following table shows the public offering price, underwriting discount and proceeds, before expenses, to us.

	Per Share	Total
Public offering price	$42.035	$58,849,000
Underwriting discount	$.535	$749,000
Proceeds, before expenses, to us	$41.500	$58,100,000

The expenses of the offering, exclusive of the underwriting discount, are estimated at $150,000 and payable by us.

Our common stock is listed on the New York Stock Exchange under the symbol “HCP.”

Until the distribution of the shares is completed, SEC rules may limit the ability of the underwriter and selling group members, if any, from bidding for or purchasing our common stock. However, the underwriter may engage in transactions that stabilize the price of our common stock, such as bids or purchases to peg, fix or maintain that price.

If the underwriter creates a short position in the common stock in connection with the offering, i.e., if it sells more shares than are listed on the cover of this prospectus supplement, the underwriter may reduce that short position by purchasing shares in the open market. Purchases of our common stock to stabilize its price or to reduce a short position could cause the price of the common stock to be higher than it might be in the absence of those purchases.

Neither we nor the underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriter makes any representation that the underwriter will engage in those transactions or that those transactions, once commenced, will not be discounted without notice.

The underwriter and its affiliates have engaged in, and may in the future engage in, investment banking, commercial banking and other transactions with us. They have received customary fees and commissions for these transactions. In particular, an affiliate of the underwriter is a lender under our primary credit facility. In the event that we apply proceeds from this offering to repay borrowings under that credit facility, this affiliate will receive a portion of those proceeds through the repayment of those borrowings.

LEGAL MATTERS

Certain legal matters with respect to the common stock offered hereby will be passed upon for us by Latham & Watkins LLP, Costa Mesa, California. Certain legal matters relating to Maryland law will be passed upon for us by Ballard Spahr Andrews & Ingersoll, LLP, Baltimore, Maryland. Sidley Austin Brown & Wood LLP, San Francisco, California, will act as counsel for the underwriter. Paul C. Pringle, a partner of Sidley Austin Brown & Wood LLP, owns 19,516 shares of our common stock. Eric S. Haueter, a partner of Sidley Austin Brown & Wood LLP, beneficially owns 1,719 shares of our common stock.

EXPERTS

The consolidated financial statements of Health Care Property Investors, Inc. appearing in Health Care Property Investors’ Annual Report on Form 10-K, for the year ended December 31, 2002 have been audited by Ernst & Young LLP, independent public auditors, as set forth in their reports therein, and are incorporated in the accompanying prospectus by reference. Such consolidated financial statements are incorporated therein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

PROSPECTUS

$975,000,000

Health Care Property Investors, Inc.

Debt Securities

Preferred Stock

Common Stock

We may from time to time offer and sell in one or more series or classes:

•	debt securities;
•	shares of our preferred stock;
•	shares of our common stock; and
•	rights to acquire Junior Participating Preferred Stock that are attached to, and trade with, our common stock.

The securities offered by this prospectus will have an aggregate public offering price of $975,000,000. We will provide the specific terms of these securities in prospectus supplements to this prospectus prepared in connection with each offering. The debt securities may be convertible into preferred stock, common stock or debt securities of another series. The preferred stock may be convertible into common stock or preferred stock of another series. No securities may be sold under this prospectus without delivery of the applicable prospectus supplement. You should read this prospectus and the prospectus supplements carefully before you invest in the securities.

Securities may be sold directly, through agents from time to time or through underwriters or dealers, which may include Merrill Lynch, Pierce, Fenner & Smith Incorporated. If any of our agents or any underwriter is involved in the sale of the securities, the name of the agent or underwriter and any applicable commission or discount will be set forth in the accompanying prospectus supplement. The net proceeds to us from the sale also will be set forth in the applicable prospectus supplement.

Investing in the securities involves risks that are described in the “Risk Factors” section beginning on page 5 of this prospectus and, if applicable, in the “Risk Factors” section of the applicable prospectus supplement.

Our common stock is traded on the New York Stock Exchange under the symbol “HCP”. On June 7, 2002, the closing price of our common stock was $42.65

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 10, 2002.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC utilizing a “shelf” registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $975,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add or update information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

As allowed by SEC rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement. For further information, we refer you to the registration statement, including its exhibits and schedules. Statements contained in this prospectus about the provisions or contents of any contract, agreement or any other document referred to are not necessarily complete. For each of these contracts, agreements or documents filed as an exhibit to the registration statement, we refer you to the actual exhibit for a more complete description of the matters involved. You should not assume that the information in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date on the front of those documents. For further information about us or the securities offered under this prospectus, you should refer to that registration statement, which you can obtain from the SEC as described below under the heading “Where You Can Find More Information.”

All references to “HCPI,” “our” and “we” in this prospectus mean Healthcare Property Investors, Inc. and its majority-owned subsidiaries and other entities controlled by Health Care Property Investors, Inc., except where it is clear from the context that the term means only the issuer, Health Care Property Investors, Inc.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that we have filed at the SEC’s public reference rooms. You may read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of this information by mail from the public reference section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov. You may inspect information that we file with The New York Stock Exchange at the offices of The New York Stock Exchange at 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring to the other information we have filed with the SEC. The information that we incorporate by reference is considered a part of this prospectus and information that we file later with the SEC will automatically update and supersede the information contained in this prospectus. We incorporate by reference the following documents we filed with the SEC pursuant to Section 13 of the Securities Exchange Act of 1934, as amended:

•	our Current Report on Form 8-K dated May 14, 2002;

•	our Quarterly Report on Form 10-Q/A for the fiscal quarter ended March 31, 2002;

•	our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2001;

•	our Proxy Statement dated March 27, 2002;

•	the description of our common stock contained in our registration statement on Form 10 dated May 7, 1985 (File No. 1-8895), including the amendments dated May 20, 1985 and May 23, 1985, and any other amendment or report filed for the purpose of updating such description, including the description of amendments to our charter contained in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001; and

•	the description of our preferred share purchase rights (which were issued pursuant to our Stockholder Rights Plan dated June 20, 2000) contained in our Form 8-A dated July 28, 2000 (File No. 1-08895).

We are also incorporating by reference additional documents that we may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before we stop offering the securities described in this prospectus. These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

If you are a stockholder, we may have sent you some of the documents incorporated by reference, but you can obtain any of them through us or the SEC. Documents incorporated by reference are available from us without charge, excluding all exhibits unless we have specifically incorporated by reference the exhibit in this prospectus. Stockholders may obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from the appropriate party at the following address:

James G. Reynolds

Executive Vice President and Chief Financial Officer

Health Care Property Investors, Inc.

4675 MacArthur Court, 9th Floor

Newport Beach, California 92660

(949) 221-0600

CAUTIONARY LANGUAGE REGARDING FORWARD LOOKING STATEMENTS

Statements in this prospectus and the information incorporated by reference in this prospectus or any prospectus supplement that are not historical factual statements are “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward looking statements to be covered by the safe harbor provisions for forward looking statements contained in the Private Securities Litigation Reform Act of 1995 and are including this section for purposes of complying with these safe harbor provisions. The statements include, among other things, statements regarding the intent, belief or expectations of HCPI and its officers and can be identified by the use of terminology such as “may,” “will,” “expect,” “believe,” “intend,” “plan,” “estimate,” “should” and other comparable terms or the negative thereof. In addition, we, through our senior management, from time to time make forward looking oral and written public statements concerning our expected future operations and other developments. You are cautioned that, while forward looking statements reflect our good faith belief and best judgment based upon current information, they are not guarantees of future performance and are subject to known and unknown risks and uncertainties. Actual results may differ materially from the expectations contained in the forward looking statements as a result of various factors. In addition to the factors set forth in our annual report on Form 10-K for the fiscal year ended December 31, 2001, you should consider the following:

•	Legislative, regulatory, or other changes in the health care industry at the local, state or federal level which increase the costs of or otherwise affect the operations of our lessees or mortgagors;

•	Changes in the reimbursement available to our lessees and mortgagors by governmental or private payors, including changes in Medicare and Medicaid payment levels and the availability and cost of third party insurance coverage;

•	Competition for lessees and mortgagors, including with respect to new leases and mortgages and the renewal or rollover of existing leases;

•	Availability of suitable health care facilities to acquire at a favorable cost of capital and the competition for such acquisition and financing of health care facilities;

•	The ability of our lessees and mortgagors to operate our properties in a manner sufficient to maintain or increase revenues and to generate sufficient income to make rent and loan payments;

•	The financial weakness of operators in the long-term care and assisted living sectors, which results in uncertainties in our ability to continue to realize the full benefit of such operators’ leases;

•	Changes in national or regional economic conditions, including changes in interest rates and the availability and cost of capital for HCPI; and

•	The risk that we will not be able to sell or lease facilities that are currently vacant.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, the forward looking events discussed in this prospectus or discussed in or incorporated by reference in this prospectus or any prospectus supplement may not occur.

NOTICE REGARDING ARTHUR ANDERSEN LLP

Section 11(a) of the Securities Act provides that if any part of a registration statement at the time it becomes effective contains an untrue statement of a material fact or an omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, any person acquiring a security pursuant to such registration statement (unless it is proved that at the time of such acquisition such person knew of such untruth or omission) may sue, among others, every accountant who has consented to be named as having prepared or certified any part of the registration statement or as having prepared or certified any report or valuation which is used in connection with the registration statement with respect to the statement in such registration statement, report or valuation which purports to have been prepared or certified by the accountant. On May 14, 2002, we announced that we appointed Ernst & Young LLP to replace Arthur Andersen LLP as our independent accountants. Prior to the date of this prospectus, the Arthur Andersen partners who reviewed our most recent audited financial statements have resigned from Arthur Andersen. As a result, after reasonable efforts, we have been unable to obtain Arthur Andersen's written consent to the incorporation by reference into this registration statement of its audit reports with respect to our financial statements. Under these circumstances, Rule 437a under the Securities Act permits us to file this registration statement without a written consent from Arthur Andersen. Accordingly, Arthur Andersen will not be liable to you under Section 11(a) of the Securities Act because it has not consented to being named as an expert in the registration statement.

THE COMPANY

We were organized in 1985 to qualify as a real estate investment trust, or a REIT. We invest in health care related real estate located throughout the United States. We commenced business nearly 17 years ago, making us the second oldest REIT specializing in health care real estate. Since 1986, the debt rating agencies have rated our debt investment grade. As of April 1, 2002, Moody’s Investors Service, Standard & Poor’s and Fitch rate our senior debt at Baa2, BBB+ and BBB+, respectively. The market value of our common stock was approximately $2.3 billion as of May 15, 2002.

As of March 31, 2002, our gross investment in our properties, including partnership interests and mortgage loans, was approximately $2.8 billion. As of March 31, 2002, our portfolio of 425 properties in 42 states consisted of:

•	172 long-term care facilities;

•	90 assisted living facilities;

•	85 medical office buildings;

•	37 physician group practice clinics;

•	21 acute care hospitals;

•	Nine rehabilitation hospitals;

•	Six health care laboratory and biotech research facilities; and

•	Five retirement living communities.

Our principal offices are located at 4675 MacArthur Court, Suite 900, Newport Beach, California 92660, and our telephone number is (949) 221-0600.

RISK FACTORS

Set forth below are the risks that we believe are material to investors who purchase the securities. In addition to other information contained or incorporated by reference in this prospectus and the applicable prospectus supplement, you should carefully consider the following factors before investing in the securities.

Decline in the assisted living sector and the long-term care industry may have significant adverse consequences to us.

Assisted Living Industry.    The assisted living industry, from which we currently derive 13% of our revenue, has been challenged by overbuilding in certain areas, slower than projected fill-up rates, margin pressure from lower than projected rents and shortage of capital. Various assisted living companies continue their efforts to restructure their capital, debt and lease structures.

Long-Term Care Industry.    We currently derive 26% of our revenue from the long-term care industry. Certain long-term care operators and facilities continue to experience operating problems in part due to low levels of Medicaid reimbursements in certain states. In addition, if the most recent Medicare reimbursement increase is not extended beyond October 1, 2002 and various states institute Medicaid rate cuts to reduce budget shortfalls, additional operators may begin feeling the strain of inadequate reimbursement.

We cannot assure you that the trouble experienced by assisted living operators and long-term care operators will not have a material adverse effect on our net income, funds from operations or the value of the securities.

The health care industry is heavily regulated by the government, which may adversely affect our rental and debt payment revenues.

The health care industry is heavily regulated by federal, state and local laws. This government regulation of the health care industry affects us because:

•	the financial ability of lessees to make rent and debt payments to us may be affected by governmental regulations such as licensure, certification for participation in government programs, and government reimbursement; and

•	our additional rents are based on our lessees’ gross revenue from operations in many instances, which in turn are affected by the amount of reimbursement such lessees receive from the government.

The failure of any borrower of funds from us or lessee of any of our properties to comply with such laws and regulations could affect its ability to operate its facility or facilities and could adversely affect such borrower’s or lessee’s ability to make debt or lease payments to us.

Fraud and Abuse.    Various federal and state governments have considered or passed laws that attempt to eliminate fraud and abuse by prohibiting payment arrangements that include compensation for patient referrals. We cannot assure you that the operators are in compliance or will remain in compliance in the future with these laws.

Licensure Risks.    Most health care facilities must obtain a license to operate. Failure to obtain licensure or loss of licensure would prevent a facility from operating which could adversely affect the facility operator’s ability to make rent and debt payments.

Environmental Matters.    A wide variety of federal, state and local environmental and occupational health and safety laws and regulations affect health care facility operations. Under various federal, state and local environmental laws, ordinances and regulations, an owner of real property or a secured lender (such as us) may be liable for the costs of removal or remediation of hazardous or toxic substances at, under or disposed of in connection with such property, as well as other potential costs relating to hazardous or toxic substances (including government fines and damages for injuries to persons and adjacent property). The presence of such substances, or the failure to properly dispose of or remediate such substances, may adversely affect the owner’s ability to sell or rent such property or to borrow using such property as collateral which, in turn, would reduce our revenue.

Medicare and Medicaid Programs.    Sources of revenue for lessees and mortgagors may include the federal Medicare program, state Medicaid programs, private insurance carriers, health care service plans and health maintenance organizations, among others. Efforts to reduce costs by these payors will likely continue, which may result in reduced or slower growth in reimbursement for certain services provided by some of our operators. In addition, the failure of any of our operators to comply with various laws and regulations could jeopardize their ability to continue participating in the Medicare and Medicaid programs.

Cost Control.    The healthcare industry has continually faced various challenges, including increased government and private payor pressure on health care providers to control costs, the migration of patients from acute care facilities into extended care and home care settings and the vertical and horizontal consolidation of health care providers. Changes in the law, new interpretations of existing laws, and changes in payment methodology may have a dramatic effect on the definition of permissible or impermissible activities, the relative costs associated with doing business and the amount of reimbursement furnished by both government and other third-party payors. These changes may be applied retroactively. The ultimate timing or effect of legislative efforts cannot be predicted and may impact us in different ways.

Loss of our tax status as a real estate investment trust would have significant adverse consequences to us and the value of our securities.

We currently operate and have operated commencing with our taxable year ended December 31, 1985 in a manner that is intended to allow us to qualify as a real estate investment trust for federal income tax purposes under the Internal Revenue Code of 1986, as amended.

Qualification as a real estate investment trust involves the application of highly technical and complex Internal Revenue Code provisions for which there are only limited judicial and administrative interpretations. The determination of various factual matters and circumstances not entirely within our control may affect our ability to qualify as a real estate investment trust. For example, in order to qualify as a real estate investment trust, at least 95% of our gross income in any year must be derived from qualifying sources, and we must satisfy a number of requirements regarding the composition of our assets. Also, we must make distributions to stockholders aggregating annually at least 90% of our net taxable income, excluding capital gains. In addition, new legislation, regulations, administrative interpretations or court decisions may adversely affect our investors or our ability to qualify as a REIT for tax purposes. Although we believe that we are organized and have operated in such manner, we can give no assurance that we have qualified or will continue to qualify as a REIT for tax purposes.

If we lose our real estate investment trust status, we will face serious tax consequences that will substantially reduce the funds available to make payments of principal and interest on the debt securities we issue and to make distributions to our stockholders. If we fail to qualify as a real estate investment trust:

•	we would not be allowed a deduction for distributions to stockholders in computing our taxable income and would be subject to federal income tax at regular corporate rates;

•	we also could be subject to the federal alternative minimum tax and possibly increased state and local taxes; and

•	unless we are entitled to relief under statutory provisions, we could not elect to be subject to tax as a real estate investment trust for four taxable years following the year during which we were disqualified.

In addition, if we fail to qualify as a real estate investment trust, all distributions to stockholders would be subject to tax as ordinary income to the extent of our current and accumulated earnings and profits, we will not be required to make distributions to stockholders.

As a result of all these factors, our failure to qualify as a real estate investment trust also could impair our ability to expand our business and raise capital, and would adversely affect the value of our securities.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratios of earnings to fixed charges for the periods indicated. In computing the ratios of earnings to fixed charges, earnings have been based on consolidated income from operations before fixed charges (exclusive of capitalized interest). Fixed charges consist of interest on debt, including amounts capitalized, and the pro rata share of the fixed charges of the partnerships and limited liability companies in which we hold an interest. In computing the ratios of earnings to combined fixed charges and preferred stock dividends, preferred stock dividends consist of dividends on our 7 7/8% Series A cumulative redeemable preferred stock, 8.70% Series B cumulative redeemable preferred stock and 8.60% Series C cumulative redeemable preferred stock.

	Year Ended December 31,					For the Three Months Ended March 31,
	1997	1998	1999	2000	2001	2002
Ratio of Earnings to Fixed Charges	3.03	2.91	2.50	2.45	2.59	2.86

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	2.92	2.40	1.93	1.91	1.97	2.12

USE OF PROCEEDS

Unless we indicate otherwise in the applicable prospectus supplement, we intend to use a portion of the net proceeds from the sale of the securities offered from time to time hereby to repay all or a portion of our outstanding indebtedness under our revolving lines of credit. Borrowings under our revolving lines of credit averaged $184,000,000 for the quarter ended March 31, 2002 at a rate of 2.74%. The remaining proceeds will be used for general corporate purposes, including strategic acquisitions, the acquisition of health care related properties and the construction of health care related properties. Based upon our historical investment trends, including investments totaling approximately $125 million during the quarter ended March 31, 2002 and approximately $240 million during 2001, as of the date of this prospectus, we expect our investments for 2002 to total approximately $400 million. Achievement of our 2002 investment goal is predicated on the availability of suitable health care facilities to acquire at reasonable prices, and our ability to obtain favorable financing terms. If we do not meet our 2002 investment goal, we may experience slower than expected growth in net income and cash flows from operating activities. As of the date of this prospectus, we have commitments to invest approximately $165 million of health care facilities. However, we cannot assure you that we will complete any investment on a timely basis, or at all.

DESCRIPTION OF THE DEBT SECURITIES

This prospectus describes certain general terms and provisions of our debt securities. When we offer to sell a particular series of debt securities, we will describe the specific terms of the series in a prospectus supplement or a pricing supplement.

The debt securities are to be issued under an existing indenture dated as of September 1, 1993 between us and The Bank of New York, as trustee, which has been filed with the SEC and incorporated by reference in the registration statement of which this prospectus is a part. We have summarized the material provisions of the indenture and general provisions of the debt securities below.

General

The indenture does not limit the aggregate principal amount of debt securities that may be issued under the indenture and provides that the debt securities may be issued from time to time in one or more series. All securities issued under the indenture will rank equally and ratably with all other securities issued under the indenture.

The debt securities will be unsecured and will rank on a parity with all of our other unsecured and unsubordinated indebtedness. The debt securities are not, by their terms, subordinate in right of payment to any of our other indebtedness.

The prospectus supplement and any related pricing supplement will describe certain terms of the debt securities offered by that prospectus supplement, including:

•	the title of the debt securities;

•	any limit on the aggregate principal amount of the debt securities and their purchase price;

•	the date or dates on which the debt securities will mature;

•	the rate or rates per annum (or manner in which interest is to be determined) at which the debt securities will bear interest, if any, and the date from which the interest, if any, will accrue;

•	the dates on which interest, if any, on the debt securities will be payable and the regular record dates for these interest payment dates;

•	any mandatory or optional sinking fund or analogous provisions;

•	additional provisions, if any, for the defeasance of the debt securities;

•	the date, if any, after which and the price or prices at which the debt securities may, pursuant to any optional or mandatory redemption or repayment provisions, be redeemed and the other detailed terms and provisions of any optional or mandatory redemption or repayment provisions;

•	whether the debt securities are to be issued in whole or in part in registered form represented by one or more registered global securities and, if so, the identity of the depositary for the registered global securities;

•	any applicable material United States federal income tax consequences; and

•	any other specific terms of the debt securities, including any additional events of default or covenants provided for with respect to the debt securities, and any terms that may be required by or advisable under applicable laws or regulations.

Principal of, premium, if any, and interest, if any, on the debt securities will be payable at the place or places designated by us and set forth in the applicable prospectus supplement. Interest, if any, on the debt securities will be paid, unless otherwise provided in the applicable prospectus supplement, by check mailed to the person in whose name the debt securities are registered at the close of business on the record dates designated in the applicable prospectus supplement at the address of the related holder appearing on the register of debt securities. The trustee will maintain at an office in the Borough of Manhattan, The City of New York, a register for the registration of transfers of debt securities, subject to any restrictions set forth in the applicable prospectus supplement relating to the debt securities.

Unless otherwise provided in the applicable prospectus supplement or pricing supplement, the debt securities will be issued only in fully registered form without coupons and in denominations of $1,000 or any larger amount that is an integral multiple of $1,000. Debt securities may be presented for exchange and transfer in the manner, at the places and subject to the restrictions set forth in the indenture, the debt securities and the prospectus supplement. These services will be provided without charge, other than any tax or other governmental charge payable in connection with the exchange or transfer, but subject to the limitations provided in the indenture.

Debt securities will bear interest at a fixed rate or a floating rate. The debt securities may be issued at a price less than their stated redemption price at maturity, resulting in the debt securities being treated as issued with original issue discount for federal income tax purposes. Any original issue discount debt securities may currently pay no interest or interest at a rate which at the time of issuance is below market rates. Special federal income tax and other considerations applicable to any of these discounted notes will be described in the prospectus supplement or pricing supplement.

The indenture provides that all debt securities of any one series need not be issued at the same time and we may, from time to time, issue additional debt securities of a previously issued series. In addition, the indenture provides that we may issue debt securities with terms different from those of any other series of debt securities and, within a series of debt securities, certain terms (such as interest rate or manner in which interest is calculated and maturity date) may differ.

Conversion Rights

The terms, if any, on which debt securities of a series may be exchanged for or converted into shares of our common stock, preferred stock or debt securities of another series will be set forth in the prospectus supplement relating to the series. To protect our status as a REIT, a holder may not convert any debt security, and the debt security is not convertible by any holder, if as a result of the conversion any person would then be deemed to beneficially own, directly or indirectly, 9.9% or more of our common stock.

Global Debt Securities

The registered debt securities of a series may be issued in the form of one or more fully registered global securities that will be deposited with a depositary or with a nominee for a depositary identified in the prospectus supplement relating to the series and registered in the name of the depositary or a nominee of the depository. In these cases, one or more registered global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding registered debt securities of the series to be represented by the registered global security or securities. Unless and until it is exchanged in whole for debt securities in definitive registered form, a registered global security may not be transferred except as a whole by the depositary for such registered security to a nominee of the depositary or by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any nominee to a successor of the depositary or a nominee of the successor.

The specific terms of the depositary arrangement with respect to any portion of a series of debt securities to be represented by a registered global security will be described in the prospectus supplement relating to the series. We anticipate that the following provisions will apply to all depositary arrangements.

Ownership of beneficial interests in a registered global security will be limited to persons, or participants, that have accounts with the depositary for the registered global security or persons that may hold interests through participants. Upon the issuance of a registered global security, the depositary for the registered global security will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal amounts of the debt securities represented by the registered global security beneficially owned by the participants. The accounts to be credited will be designated by any dealers, underwriters or agents participating in the distribution of the debt securities. Ownership of beneficial interests in the registered global security will be shown on, and the transfer of the ownership interests will be effected only through, records maintained by the depositary for the registered global security (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of the securities in definitive form. These limits and laws may impair the ability to own, transfer or pledge beneficial interests in registered global securities.

So long as the depositary for a registered global security, or its nominee, is the registered owner of the registered global security, the depositary or its nominee will be considered the sole owner or holder of the debt securities represented by the registered global security for all purposes under the indenture. Except as set forth below, owners of beneficial interests in a registered global security will not be entitled to have the debt securities represented by the registered global security registered in their names, will not receive or be entitled to receive physical delivery of the debt securities in definitive form and will not be considered the owners or holders of the debt securities under the indenture. Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary for the registered global security and, if a person is not a participant, on the procedures of the participant through which the person owns its interest, to exercise any rights of a holder under the indenture. We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a registered global security desires to give or take any action which a holder is entitled to give or take under the indenture, the depositary for the registered global security would authorize the participants holding the relevant beneficial interests to give or take the action, and the participants would authorize beneficial owners owning through the participants to give or take the action or would otherwise act upon the instructions of beneficial owners holding through them.

Principal, premium, if any, and interest payments on debt securities represented by a registered global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee as the registered owner of the registered global security. Neither we, the trustee nor any other agent of us or the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a registered global security or for maintaining, supervising or reviewing any records relating to beneficial ownership interests.

We expect that the depositary for any debt securities represented by a registered global security, upon receipt of any payment of principal, premium or interest in respect of the registered global security, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the registered global security as shown on the records of the depositary. We also expect that payments by participants to owners of beneficial interests in a registered global security held through the participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of the participants.

If the depositary for any debt securities represented by a registered global security is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Securities Exchange Act of 1934, and a successor depositary registered as a clearing agency under the Securities Exchange Act of 1934 is not appointed by us within 90 days, we will issue the debt securities in definitive form in exchange for the registered global security. In addition, we may at any time and in our sole discretion determine not to have any of the debt securities of a series represented by one or more registered global securities and, in such event, will issue debt securities of the series in definitive form in exchange for the registered global security or securities representing such debt securities. Any debt securities issued in definitive form in exchange for a registered global security will be registered in such name or names as the depositary shall instruct the trustee. It is expected that these instructions will be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the registered global security.

Covenants

Limitation on Borrowing Money

In the indenture, we have agreed not to create, assume, incur or otherwise become liable in respect of any:

(a)  Senior Debt, unless the aggregate principal amount of our Senior Debt outstanding will not, at the time of such creation, assumption or incurrence and after giving effect thereto and to any concurrent transactions, exceed the greater of (i) 300% of Capital Base and (ii) 500% of Tangible Net Worth; and

(b)  Non-Recourse Debt, unless the aggregate principal amount of our Senior Debt and Non-Recourse Debt outstanding will not, at the time of such creation, assumption or incurrence and after giving effect thereto and to any concurrent transactions, exceed 500% of Capital Base.

For the purpose of this limitation as to borrowing money, the following terms have the following meanings:

•	“Senior Debt” means all Debt other than Non-Recourse Debt and Subordinated Debt;

•	“Debt,” with respect to any Person, means:

(a)	its indebtedness, secured or unsecured, for borrowed money;

(b)	Liabilities secured by any existing lien on property owned by the Person;

(c)	Capital Lease Obligations and the present value of all payments due under any arrangement for retention of title (discounted at the implicit rate if known and at 9% otherwise) if the arrangement is in substance an installment purchase or an arrangement for the retention of title for security purposes; and

(d)	guarantees of obligations of the character specified in clauses (a), (b) and (c) above to the full extent of the liability of the guarantor (discounted to present value, as provided in clause (c) above, in the case of guarantees of title retention arrangements).

•	“Capital Lease” means at any time any lease of Property which, in accordance with generally accepted accounting principles, would at that time be required to be capitalized on a balance sheet of the lessee;

•	“Capital Lease Obligation” means at any time the amount of the liability in respect of a Capital Lease which, in accordance with generally accepted accounting principles, would at that time be so required to be capitalized on a balance sheet of the lessee;

•	“Property” means any interest in any kind of property or asset, whether real, personal or mixed, or tangible or intangible;

•	“Person” means an individual, partnership, joint venture, joint-stock company, association, corporation, trust or unincorporated organization, or a government or agency or political subdivision thereof;

•	“Non-Recourse Debt,” with respect to any Person, means any Debt secured by, and only by, property on or with respect to which the Debt is incurred where the rights and remedies of the holder of the Debt in the event of default do not extend to assets other than the property constituting security for the Debt;

•

“Subordinated Debt” means any of our unsecured Debt which is issued or assumed pursuant to, or evidenced by, an indenture or other instrument which contains provisions for the subordination of such Debt (to which appropriate reference shall be made in the instruments evidencing such Debt if not contained therein) to the debt securities (and, at our option, if so provided, to our Debt, either generally or as specifically designated);

•	“Capital Base” means, at any date, the sum of Tangible Net Worth and Subordinated Debt;

•	“Tangible Net Worth” means, at any date, the net book value (after deducting related depreciation, obsolescence, amortization, valuation, and other proper reserves) of our Tangible Assets at that date, minus the amount of our Liabilities at that date;

•	“Tangible Assets” means all of our assets (including assets held subject to Capital Leases and other arrangements pursuant to which title to the Property has been retained by or vested in some other Person for security purposes), except: (a) deferred assets other than prepaid insurance, prepaid taxes and deposits; (b) patents, copyrights, trademarks, trade names, franchises, goodwill, experimental expense and other similar intangibles; and (c) unamortized debt discount and expense; and

•	“Liabilities” means at any date the items shown as liabilities on our balance sheet, except any items of deferred income, including capital gains.

Consolidation, Merger and Sale of Assets

We may not consolidate or merge with or into or transfer or lease our assets substantially as an entirety to any person unless we are the continuing corporation or the successor corporation or person to which the assets are transferred or leased is organized under the laws of the United States or any state of the United States or the District of Columbia and expressly assumes our obligations on the debt securities and under the indenture, and after giving effect to the transaction no event of default under the indenture has occurred and is continuing, and certain other conditions are met.

Additional Covenants

Any additional covenants that we agree to with respect to a series of the debt securities will be set forth in the prospectus supplement or related pricing supplement.

Events of Default

The following will be events of default under the indenture with respect to the debt securities of any series:

•	failure to pay principal of or any premium on any debt security of the series when due;

•	failure to pay any interest on any debt security of the series when due, continued for 30 days;

•	failure to deposit any sinking fund payment when due in respect of any debt security of the series;

•	failure to perform any other of our covenants or warranties in the indenture (other than a covenant or warranty included in the indenture solely for the benefit of one or more series of debt securities other than that series), continued for 60 days after written notice by the trustee to us or by the holders of at least 25% in aggregate principal amount of the outstanding debt securities of the series to us and the trustee as provided in the indenture;

•	certain events in bankruptcy, insolvency, conservatorship, receivership or reorganization of us;

•	an acceleration of any of our other indebtedness, in an aggregate principal amount exceeding $20,000,000, not rescinded or annulled within 10 days after written notice is given as provided in the indenture; and

•	the occurrence of any other event of default provided with respect to the debt securities of that series.

If an event of default with respect to the outstanding debt securities of any series occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series may declare the principal amount of all the outstanding debt securities of that series to be due and payable immediately. At any time after the declaration of acceleration with respect to the debt securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the holders of a majority in aggregate principal amount of the outstanding debt securities of that series may, under certain circumstances, rescind and annul the acceleration.

The indenture provides that the trustee will, within 90 days after the occurrence of a default with respect to a series of debt securities, give to the holders of the outstanding debt securities of the series notice of all uncured defaults known to it. Except in the case of default in the payment of principal, premium, if any, or interest, if any, on any debt securities of a series, the trustee shall be protected in withholding the notice if the trustee in good faith determines that the withholding of the notice is in the interest of the holders of outstanding debt securities of the series.

The indenture provides that, subject to the duty of the trustee during the continuance of an event of default to act with the required standard of care, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless the holders shall have offered to the trustee reasonable indemnity. Subject to such provisions for the indemnification of the trustee and subject to certain other limitations, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceedings for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the debt securities of that series.

We are required to furnish to the trustee annually a statement as to our performance of certain obligations under the indenture and as to any default in our performance.

Modification, Waiver and Amendment

The indenture provides that modifications and amendments may be made by us and the trustee to the indenture with the consent of the holders of not less than 66 2/3% in aggregate principal amount of the outstanding debt securities of each series affected by the modification or amendment. However, no such modification or amendment may, without the consent of the holder of each outstanding debt security affected thereby:

•	change the stated maturity of the principal of, or any installment of principal of, premium, if any, or interest, if any, on any debt security;

•	reduce the principal amount of, premium, if any, or interest, if any, on any debt security;

•	reduce the amount of principal of an original issue discount debt security payable upon acceleration of the stated maturity of the debt security;

•	change the place or currency of payment of the principal of, premium, if any, or interest, if any, on any debt security;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any debt security;

•	reduce the percentage in aggregate principal amount of the outstanding debt securities of any series, the consent of whose holders is required for modification or amendment of the indenture or for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults; or

•	modify the provisions of the indenture providing for the modification, waiver or amendment of provisions of the indenture regarding waivers of events of default or the provisions providing that we maintain certain insurance.

The holders of a majority in aggregate principal amount of the outstanding debt securities of each series will be able, on behalf of all holders of the debt securities of that series, to waive compliance by us with certain restrictive provisions of the indenture, or any past default under the indenture with respect to the debt securities of that series, except a default in the payment of principal, premium, if any, or interest, if any, or in respect of a provision of the indenture which cannot be amended or modified without the consent of the holder of each outstanding debt security of the series affected.

Satisfaction and Discharge of Indenture

The indenture, with respect to any and all series of debt securities (except for certain specified surviving obligations including, among other things, our obligation to pay the principal of, premium, if any, or interest, if any, on any debt securities), will be discharged and cancelled upon the satisfaction of certain conditions, including the payment in full of the principal of, premium, if any, and interest, if any, on all of the debt securities of that series or the deposit with the trustee of an amount of cash sufficient for the payment or redemption, in accordance with the indenture.

Defeasance

We will be able to terminate certain of our obligations under the indenture with respect to the debt securities of any series on the terms and subject to the conditions contained in the indenture by depositing in trust with the trustee cash or U.S. government obligations (or combination thereof) sufficient to pay the principal of, premium, if any, and interest, if any, on the debt securities of the series to their maturity or redemption date in accordance with the terms of the indenture and the debt securities of the series.

Governing Law and Consent to Jurisdiction

The debt securities and the indenture will be governed by and construed in accordance with the laws of the State of California.

Concerning the Trustee

The indenture contains certain limitations on the rights of the trustee should it become a creditor of us, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions with us. However, if the trustee acquires any conflicting interest it must eliminate such conflict or resign or otherwise comply with the Trust Indenture Act of 1939, as amended.

The indenture provides that, in case an event of default should occur and be continuing, the trustee will be required to use the degree of care and skill of a prudent person in the conduct of his or her own affairs in the exercise of its powers.

DESCRIPTION OF PREFERRED STOCK

The following description of the terms of the preferred stock sets forth certain general terms and provisions of the preferred stock to which any prospectus supplement may relate.

General

Our authorized capital stock consists of 200,000,000 shares of common stock, $1.00 par value per share, and 50,000,000 shares of preferred stock, $1.00 par value per share. As of the date of this prospectus, we had 2,400,000 shares of 7 7/8% Series A cumulative redeemable preferred stock, 5,345,000 shares of 8.70% Series B cumulative redeemable preferred stock and 3,976,000 shares of 8.60% Series C cumulative redeemable preferred stock outstanding. We will not sell any of our outstanding series of preferred stock under this prospectus.

Under our charter, our board of directors is authorized without further stockholder action to establish and issue, from time to time, up to 50,000,000 shares of preferred stock, in one or more series, with such designations, preferences, powers and relative participating, optional or other special rights, and the qualifications, limitations or restrictions thereon, including, but not limited to, dividend rights, dividend rate or rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences as shall be stated in the resolution providing for the issue of a series of such stock, adopted, at any time or from time to time, by our board of directors.

The preferred stock shall have the dividend, liquidation, redemption and voting rights set forth below unless otherwise provided in a prospectus supplement relating to a particular series of the preferred stock. The terms of any particular series of preferred stock will be described in the prospectus supplement relating to that particular series of preferred stock, including:

•	the number of shares constituting the series and the distinctive designation thereof;

•	the voting rights, if any, of the series;

•	the rate of dividends payable on the series, the time or times when dividends will be payable, the preference to, or any relation to, the payment of dividends to any other class or series of stock and whether the dividends will be cumulative or non-cumulative;

•	whether there shall be a sinking or similar fund for the purchase of shares of the series and, if so, the terms and provisions that shall govern the fund;

•	the rights of the holders of shares of the series upon our liquidation, dissolution or winding up;

•	the rights, if any, of holders of shares of the series to convert their shares into or to exchange the shares for, shares of any other class or classes or any other series of the same or of any other class or classes of stock of the corporation, the price or prices or rate or rates of exchange, with such adjustments as shall be provided, at which the shares shall be convertible or exchangeable, whether such rights of conversion or exchange shall be exercisable at the option of the holder of the shares or upon the happening of a specified event and any other terms or conditions of such conversion or exchange; and

•	any other preferences, powers and relative participating, optional or other special rights and qualifications, limitations or restrictions of shares of the series.

The preferred stock will, when issued, be fully paid and nonassessable and will have no preemptive rights. Unless otherwise stated in a prospectus supplement relating to a particular series of preferred stock, each series of preferred stock will rank on a parity as to dividends and distributions of assets with each other series of preferred stock. The rights of the holders of each series of preferred stock will be subordinate to those of our general creditors.

Certain Provisions of Our Charter

See “Description of Common Stock—Transfer Restrictions, Redemption and Business Combination Provisions” for a description of certain provisions of our charter, including provisions relating to redemption rights and provisions which may have certain anti-takeover effects.

Dividend Rights

Holders of shares of preferred stock of each series will be entitled to receive, when, as and if declared by our board of directors, out of funds legally available therefor, cash dividends on the dates and at rates as will be set forth in, or as are determined by the method described in, the prospectus supplement relating to the series of preferred stock. The rate may be fixed or variable or both. Each dividend will be payable to the holders of record as they appear on our stock books on the record dates fixed by our board of directors, as specified in the prospectus supplement relating to the series of preferred stock.

Dividends may be cumulative or noncumulative, as provided in the prospectus supplement relating to the series of preferred stock. If our board of directors fails to declare a dividend payable on a dividend payment date on any series of preferred stock for which dividends are noncumulative, then the holders of the series of preferred stock will have no right to receive a dividend in respect of the dividend period ending on the dividend payment date, and we will have no obligation to pay the dividend accrued for such period, whether or not dividends on the series are declared payable on any future dividend payment dates. Dividends on the shares of each series of preferred stock for which dividends are cumulative will accrue from the date on which we initially issue shares of the series.

So long as the shares of any series of preferred stock are outstanding, we may not declare any dividends on our common stock or any other stock ranking as to dividends or distributions of assets junior to the series of preferred stock or make any payment on account of, or set apart money for, the purchase, redemption or other retirement of, or for a sinking or other analogous fund for, any shares of junior stock or make any distribution in respect thereof, whether in cash or property or in obligations or stock, other than junior stock which is neither convertible into, nor exchangeable or exercisable for, any securities other than junior stock, unless:

•	full dividends (including, if the preferred stock is cumulative, dividends for prior dividend periods) shall have been paid or declared and set apart for payment on all outstanding shares of preferred stock of the series and all other series of our preferred stock (other than junior stock); and

•	we are not in default or in arrears with respect to the mandatory or optional redemption or mandatory repurchase or other mandatory retirement of, or with respect to any sinking or other analogous fund for, any shares of preferred stock of the series or any shares of any other series of our preferred stock (other than junior stock).

Liquidation Preference

In the event of any liquidation, dissolution or winding up of us, voluntary or involuntary, the holders of each series of the preferred stock will be entitled to receive out of our assets available for distribution to stockholders, before any distribution of assets or payment is made to the holders of common stock or any other shares of our stock ranking junior as to such distribution or payment to such series of preferred stock, the amount set forth in the prospectus supplement relating to such series of preferred stock. If, upon any voluntary or involuntary liquidation, dissolution or winding up of us, the amounts payable with respect to the preferred stock of any series and any other shares of preferred stock (including any other series of the preferred stock) ranking as to any such distribution on a parity with such series of preferred stock are not paid in full, the holders of the preferred stock of such series and of such other shares of preferred stock will share ratably in any such distribution of our assets in proportion to the full respective preferential amounts to which they are entitled. After payment to the holders of the preferred stock of each series of the full preferential amounts of the liquidating distribution to which they are entitled, the holders of each such series of preferred stock will be entitled to no further participation in any distribution of our assets.

If such payment shall have been made in full to all holders of shares of preferred stock, our remaining assets will be distributed among the holders of any other classes of stock ranking junior to the preferred stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, our consolidation or merger with or into any other corporation, or the sale, lease or conveyance of all or substantially all of our property or business, shall not be deemed to constitute a liquidation, dissolution or winding up of us.

Redemption

A series of preferred stock may be redeemable, in whole or from time to time in part, at our option, and may be subject to mandatory redemption pursuant to a sinking fund or otherwise, in each case upon terms, at the times and at the redemption prices set forth in the prospectus supplement relating to such series. Shares of the preferred stock redeemed by us will be restored to the status of authorized but unissued shares of preferred stock.

In the event that fewer than all of the outstanding shares of a series of the preferred stock are to be redeemed, whether by mandatory or optional redemption, the number of shares to be redeemed will be determined by lot or pro rata (subject to rounding to avoid fractional shares) as may be determined by us or by any other method as may be determined by us in our sole discretion to be equitable. From and after the redemption date (unless default shall be made by us in providing for the payment of the redemption price plus accumulated and unpaid dividends, if any), dividends shall cease to accumulate on the shares of the preferred stock called for redemption and all rights of the holders thereof (except the right to receive the redemption price plus accumulated and unpaid dividends, if any) shall cease.

So long as any dividends on shares of any series of preferred stock or any other series of preferred stock ranking on a parity as to dividends and distributions of assets with such series of preferred stock are in arrears, no shares of any such series of the preferred stock or such other series of preferred stock will be redeemed (whether by mandatory or optional redemption) unless all such shares are simultaneously redeemed, and we will not purchase or otherwise acquire any such shares. However, the foregoing will not prevent the purchase or acquisition of such shares of preferred stock of such series or of shares of such other series of preferred stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of preferred stock of such series and, unless the full cumulative dividends on all outstanding shares of any cumulative preferred stock of such series and any other stock ranking on a parity with such series as to dividends and upon liquidation shall have been paid or contemporaneously are declared and paid for all past dividend periods, we will not purchase or otherwise acquire directly or indirectly any shares of preferred stock of such series (except by conversion into or exchange for our stock) ranking junior to the preferred stock of such series as to dividends and upon liquidation.

Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of shares of preferred stock to be redeemed at the address shown on our stock transfer books. After the redemption date, dividends will cease to accrue on the shares of preferred stock called for redemption and all rights of the holders of such shares will terminate, except the right to receive the redemption price without interest.

Conversion Rights

The terms, if any, on which shares of preferred stock of any series may be exchanged for or converted (mandatorily or otherwise) into shares of common stock or another series of preferred stock will be set forth in the prospectus supplement relating thereto.

Voting Rights

Except as indicated below or in a prospectus supplement relating to a particular series of preferred stock, or except as required by applicable law, the holders of the preferred stock will not be entitled to vote for any purpose.

So long as any shares of preferred stock remain outstanding, we will not, without the consent or the affirmative vote of the holders of two-thirds of the shares of each series of preferred stock outstanding at the time given in person or by proxy, either in writing or at a meeting (such series voting separately as a class):

•	authorize, create or issue, or increase the authorized or issued amount of, any series of stock ranking prior to such series of preferred stock with respect to payment of dividends, or the distribution of assets on liquidation, dissolution or winding up or reclassifying any of our authorized stock into any such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; and

•	repeal, amend or otherwise change any of the provisions applicable to the preferred stock of such series in any manner which materially and adversely affects the powers, preferences, voting power or other rights or privileges of such series of preferred stock or the holders thereof; provided, however, that any increase in the amount of the authorized preferred stock or the creation or issuance of other series of preferred stock, or any increase in the amount of authorized shares of such series or of any other series of preferred stock, in each case ranking on a parity with or junior to the preferred stock of such series, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of the preferred stock shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

Restrictions on Ownership

In order for us to qualify as a real estate investment trust under the Internal Revenue Code of 1986, as amended, not more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) during the last half of a taxable year. To assist us in meeting this requirement, we may take certain actions to limit the beneficial ownership, directly or indirectly, by a single person of our outstanding equity securities, including any preferred stock. The applicable prospectus supplement will specify any additional ownership limitation relating to a series of preferred stock.

Transfer Agent and Registrar

The transfer agent, dividend and redemption price disbursement agent and registrar for shares of each series of the preferred stock will be set forth in the prospectus supplement relating thereto.

DESCRIPTION OF COMMON STOCK

Our authorized capital stock consists of 200,000,000 shares of common stock, par value $1.00 per share, and 50,000,000 shares of preferred stock, par value $1.00 per share. The following description is qualified in all respects by reference to our charter, a copy of which was filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, our Second Amended and Restated Bylaws, a copy of which was filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, and Amendment No. 1 to our Second Amended and Restated Bylaws, filed as an exhibit to our Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and the rights agreement between us and The Bank of New York, as rights agent.

Common Stock

All shares of common stock participate equally in dividends payable to holders of common stock when and as declared by our board of directors and in net assets available for distribution to holders of common stock upon our liquidation, dissolution, or winding up, have one vote per share on all matters submitted to a vote of the stockholders and do not have cumulative voting rights in the election of directors. All issued and outstanding shares of common stock are, and the common stock offered hereby will be upon issuance, validly issued, fully paid and nonassessable. Holders of the common stock do not have preference, conversion, exchange or preemptive rights. Our common stock is listed on the New York Stock Exchange under the symbol “HCP.”

Stockholder Rights Agreement

On June 20, 2000, we adopted a Stockholder Rights Plan and declared a dividend of one preferred share purchase right for each outstanding share of our common stock. The rights will become exercisable if a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% of more of our common stock or following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of our common stock. After the rights become exercisable, each right will entitle the holder to purchase from us one one-hundredth (1/100th) of a share of Series D Junior Participating Preferred Stock at a price of $95 per one one-hundredth (1/100th) of a share of Series D Preferred Stock, subject to certain anti-dilution adjustments. The rights will at no time have any voting rights.

Each share of Series D Preferred Stock purchasable upon exercise of the rights will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 100 times the dividend, if any, declared on our common stock. In the event of our liquidation, dissolution or winding up, the holders of the shares of the Series D Preferred Stock will be entitled to a preferential liquidation payment of $100 per share plus any accrued but unpaid dividends and distributions thereon, whether or not declared, provided that the holders of shares of the Series D Preferred Stock shall be entitled to receive an aggregate amount per share, subject to adjustment, equal to 100 times the aggregate amount to be distributed per share to holders of shares of our common stock. Each share of Series D Preferred Stock will have 100 votes and will vote together with our common stock. Finally, in the event of any merger, consolidation or other transaction in which shares of our common stock are exchanged, each share of Series D Preferred Stock will be entitled to receive 100 times the amount received per share of common stock. Shares of Series D Preferred Stock will not be redeemable. The rights are protected by customary anti-dilution provisions. Because of the nature of the Series D Preferred Stock’s dividend, liquidation and voting rights, the value of one one-hundredth of a share of Series D Preferred Stock purchasable upon exercise of each Right should approximate the value of one common share.

Under certain circumstances, each holder of a right, other than rights that are or were acquired or beneficially owned by a person or group acquiring 15% or more (which rights will thereafter be void), will have the right to receive upon exercise that number of shares of our common stock having a market value of two times the then current purchase price of one right. In the event that, after a person acquired 15% or more of our common stock, we were acquired in a merger or other business combination transaction or more than 50% of our assets or earning power were sold, each holder of a right shall have the right to receive, upon the exercise thereof at the then current purchase price of the right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the then current purchase price of one right.

The rights may be redeemed by our board of directors at any time prior to the time a person or group acquires 15% or more of our common stock.

The rights will expire on July 27, 2010 (unless earlier redeemed, exchanged or terminated). The Bank of New York is the Rights Agent.

The rights are designed to assure that all of our stockholders receive fair and equal treatment in the event of any proposed takeover of us and to guard against partial tender offers, open market accumulations and other abusive tactics to gain control of us without paying all stockholders a control premium. The rights will cause substantial dilution to a person or group that acquires 15% or more of our stock on terms not approved by our board of directors. The rights should not interfere with any merger or other business combination approved by our board of directors at any time prior to the first date that a person or group acquires 15% or more of our common stock.

Transfer Restrictions, Redemption and Business Combination Provisions

Among other requirements, in order for us to qualify as a REIT under the Internal Revenue Code, no more than 50% in value of our outstanding shares of stock may be owned, actually or constructively, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) during the last half of a taxable year. In addition, if we, or an owner of 10% or more of our capital stock, actually or constructively owns 10% or more of one of our tenants (or a tenant of any partnership or limited liability company in which we are a partner or member), the rent received by us (either directly or through the partnership or limited liability company) from the tenant will not be qualifying income for purposes of the gross income tests for REITs contained in the Internal Revenue Code. A REIT’s stock must also be beneficially owned by 100 or more persons during at least 335 days of a taxable year of twelve months or during a proportionate part of a shorter taxable year.

Our charter contains restrictions on the ownership and transfer of our common stock which are intended to assist us in complying with these requirements and continuing to qualify as a REIT. The relevant sections of our charter provide that, subject to the exceptions described below, no person or entity may own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Internal Revenue Code, more than 9.8% (by number of shares or value, whichever is more restrictive) of the outstanding shares of common stock. We refer to the limits described in this paragraph as the “ownership limits.”

The constructive ownership rules under the Internal Revenue Code are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% of our common stock (or the acquisition of an interest in an entity that owns, actually or constructively, our common stock) by an individual or entity, could, nevertheless cause that individual or entity, or another individual or entity, to own constructively in excess of 9.8% of our outstanding common stock and thereby subject the common stock to the applicable ownership limit.

Our board of directors may, but in no event will be required to, waive the ownership limit with respect to a particular stockholder if it:

•	determines that such ownership will not jeopardize our status as a REIT; and

•	our board of directors otherwise decides such action would be in our best interest.

As a condition of such waiver, the board of directors may require an opinion of counsel satisfactory to it and/or undertakings or representations from the applicant with respect to preserving our REIT status.

These charter provisions further prohibit:

•	any person from beneficially or constructively owning shares of our stock that would result in us being “closely held” under Section 856(h) of the Internal Revenue Code or otherwise cause us to fail to qualify as a REIT; and

•	any person from transferring shares of our common stock if such transfer would result in shares of our stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution).

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of common stock that will or may violate any of the foregoing restrictions on transferability and ownership will be required to give notice immediately to us and provide us with such other information as we may request in order to determine the effect of such transfer on our status as a REIT.

Pursuant to our charter, if any purported transfer of common stock or any other event would otherwise result in any person violating the ownership limits or such other limit as permitted by our board of directors, then any such purported transfer will be void and of no force or effect as to that number of shares in excess of the applicable ownership limit. The shares proposed to be transferred will be deemed to have been transferred to, and held by, a trustee of a trust for the exclusive benefit of a charitable organization selected by us. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in a transfer to the trust.

The trustee shall sell the shares to us or to another person designated by the trustee whose ownership of the shares will not violate the ownership limit.

The trustee must, within 20 days of receiving notice from us of the transfer of shares to the trust:

•	sell the excess shares to a person or entity who could own the shares without violating the ownership limits or as otherwise permitted by our board of directors, and

•	distribute to the prohibited transferee or owner, as applicable, an amount equal to the lesser of (1) the price paid by the prohibited transferee or owner for the excess shares (or, if the event which resulted in the transfer to the trust did not involve a purchase of such shares at market price, the last reported sales price reported on the New York Stock Exchange on the trading day immediately preceding the relevant date) and (2) the sales proceeds received by the trust for the excess shares.

The trustee shall be designated by us and shall be unaffiliated with us and any prohibited transferee or owner. Prior to the sale of any excess shares by the trust, the trustee will receive, in trust for the beneficiary, all dividends and other distributions paid by us with respect to the excess shares, and may also exercise all voting rights with respect to the excess shares.

Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee shall have the authority, at the trustee’s sole discretion,

•	to rescind as void any vote cast by a prohibited transferee or owner, as applicable, prior to our discovery that the shares have been transferred to the trust; and

•	to recast the vote in accordance with the desires of the trustee acting for the benefit of the beneficiary of the trust.

However, if we have already taken irreversible corporate action, then the trustee may not rescind and recast the vote. Any dividend or other distribution paid to the prohibited transferee or owner, prior to our discovery that the shares had been automatically transferred to a trust as described above, must be repaid to the trustee upon demand for distribution to the beneficiary of the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable ownership limit or as otherwise permitted by the board of directors, then our charter provides that the transfer of the excess shares will be void.

All certificates representing shares of our common stock bear a legend referring to the restrictions described above.

In addition, if our board of directors shall, at any time and in good faith, be of the opinion that direct or indirect ownership of at least 9.9% of the voting shares of capital stock has or may become concentrated in the hands of one beneficial owner, it shall have the power:

•	by lot or other means deemed equitable by it to call for the purchase from any stockholder of a number of voting shares sufficient, in the opinion of our board of directors, to maintain or bring the direct or indirect ownership of voting shares of capital stock of the beneficial owner to a level of no more than 9.9% of our outstanding voting shares; and

•	to refuse to transfer or issue voting shares of capital stock to any person whose acquisition of such voting shares would, in the opinion of the board of directors, result in the direct or indirect ownership by that person of more than 9.9% of the outstanding voting shares of our capital stock.

If our board of directors fails to grant an exemption from this 9.9% ownership limitation, then the transfer of shares, options, warrants, or other securities convertible into voting shares that would create a beneficial owner of more than 9.9% of the outstanding voting shares shall be deemed void ab initio and the intended transferee shall be deemed never to have had an interest in the transferred securities. The purchase price for any voting shares of capital stock so redeemed shall be equal to the fair market value of the shares reflected in the closing sales price for the shares, if then listed on a national securities exchange, or the average of the closing sales prices for the shares if then listed on more than one national securities exchange, or if the shares are not then listed on a national securities exchange, the latest bid quotation for the shares if then traded over-the-counter, on the last business day immediately preceding the day on which we send notices of such acquisitions, or, if no such closing sales prices or quotations are available, then the purchase price shall be equal to the net asset value of such stock as determined by the board of directors in accordance with the provisions of applicable law. From and after the date fixed for purchase by the board of directors, the holder of any shares so called for purchase shall cease to be entitled to distributions, voting rights and other benefits with respect to such shares, except the right to payment of the purchase price for the shares.

Our charter requires that, except in certain circumstances, business combinations between us and a beneficial holder of 10% or more of our outstanding voting stock, or a related person, be approved by the affirmative vote of at least 90% of our outstanding voting shares.

A business combination is defined in our charter as:

•	our merger or consolidation with or into a related person;

•	any sale, lease, exchange, transfer or other disposition, including without limitation a mortgage or any other security device, of all or any substantial part (as defined below) of our assets (including without limitation any voting securities of a subsidiary) to a related person;

•	any merger or consolidation of a related person with or into us;

•	any sale, lease, exchange, transfer or other disposition of all or any substantial part of the assets of a related person to us;

•	the issuance of any of our securities (other than by way of pro rata distribution to all stockholders) to a related person; and

•	any agreement, contract or other arrangement providing for any of the transactions described in the definition of business combination.

The term “substantial part” means more than 10% of the book value of our total assets as of the end of its most recent fiscal year ending prior to the time the determination is being made.

The foregoing provisions of our charter and certain other matters may not be amended without the affirmative vote of at least two-thirds of our outstanding voting shares.

The rights and the foregoing provisions may have the effect of discouraging unilateral tender offers or other takeover proposals which certain stockholders might deem to be in their interests or in which they might receive a substantial premium. Our board of directors’ authority to issue and establish the terms of currently authorized preferred stock, without stockholder approval, may also have the effect of discouraging takeover attempts. See “Description of Preferred Stock.” The rights and the foregoing provisions could also have the effect of insulating current management against the possibility of removal and could, by possibly reducing temporary fluctuations in market price caused by accumulations of shares of common stock, deprive stockholders of opportunities to sell at a temporarily higher market price. However, our board of directors believes that inclusion of the business combination provisions in our charter and the rights may help assure fair treatment of stockholders and preserve our assets.

The above summary of certain provisions of the rights and our charter does not purport to be complete or to give effect to provisions of statutory or common law. The summary is subject to, and qualified in its entirety by reference to, the provisions of applicable law and, our charter and the rights agreement, copies of which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

Transfer Agent and Registrar

Bank of New York acts as transfer agent and registrar of the common stock.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

RELATED TO OUR REIT ELECTION

The following is a summary of the federal income tax considerations related to our REIT election which are anticipated to be material to purchasers of the securities offered by this prospectus. Your tax treatment will vary depending upon the terms of the specific securities that you acquire, as well as your particular situation. This discussion does not attempt to address any aspects of federal income taxation relevant to your ownership of the securities offered by this prospectus. Instead, the material federal income tax considerations relevant to your ownership of the securities offered by this prospectus may be provided in the applicable prospectus supplement that relates to those securities.

The information in this section is based on:

•	the Internal Revenue Code;

•	current, temporary and proposed Treasury regulations promulgated under the Internal Revenue Code;

•	the legislative history of the Internal Revenue Code;

•	current administrative interpretations and practices of the Internal Revenue Service; and

•	court decisions

in each case, as of the date of this prospectus. In addition, the administrative interpretations and practices of the Internal Revenue Service include its practices and policies as expressed in private letter rulings which are not binding on the Internal Revenue Service, except with respect to the particular taxpayers who requested and received these rulings. Future legislation, Treasury regulations, administrative interpretations and practices and/or court decisions may adversely affect the tax considerations contained in this discussion. Any change could apply retroactively to transactions preceding the date of the change. We have not requested, and do not plan to request, any rulings from the Internal Revenue Service concerning our tax treatment, and the statements in this prospectus are not binding on the Internal Revenue Service or any court. Thus, we can provide no assurance that the tax considerations contained in this discussion will not be challenged by the Internal Revenue Service or if challenged, will be sustained by a court.

You are advised to consult the applicable prospectus supplement, as well as your own tax advisors, regarding the tax consequences to you of:

•	the acquisition, ownership and sale or other disposition of the securities offered under this prospectus, including the federal, state, local, foreign and other tax consequences;

•	our election to be taxed as a REIT for federal income tax purposes; and

•	potential changes in the tax laws.

Taxation of the Company

General.    We elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code, commencing with our taxable year ending December 31, 1985. We believe we have been organized and have operated in a manner which allows us to qualify for taxation as a REIT under the Internal Revenue Code commencing with our taxable year ending December 31, 1985. We intend to continue to operate in this manner, but there is no assurance that we have operated or will continue to operate in a manner so as to qualify or remain qualified as a REIT. See “—Failure to Qualify.”

The sections of the Internal Revenue Code and the corresponding Treasury regulations that relate to the qualification and operation of a REIT are highly technical and complex. This summary is qualified in its entirety by the applicable Internal Revenue Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof.

Latham & Watkins has rendered an opinion to us, dated as of June 7, 2002, to the effect that, commencing with our taxable year ending December 31, 1985, we have been organized and have operated in conformity with the requirements for qualification and taxation as a REIT, and our proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the Internal Revenue Code. It must be emphasized that this opinion was based on various assumptions and representations as to factual matters, including representations made by us in a certificate provided by one of our officers. Our tax counsel has no obligation to update its opinion subsequent to its date. In addition, this opinion was based upon our factual representations set forth in this prospectus. Moreover, our qualification and taxation as a REIT depends upon our ability to meet, through actual annual operating results, asset diversification, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Internal Revenue Code discussed below, the results of which have not been and will not be reviewed by our tax counsel. Accordingly, no assurance can be given that our actual results of operation for any particular taxable year will satisfy those requirements. Further, the anticipated income tax treatment described in this prospectus may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time.

If we qualify for taxation as a REIT, we generally will not be required to pay federal corporate income taxes on our net income that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation” that ordinarily results from investment in a corporation. Double taxation means taxation once at the corporate level when income is earned and once again at the stockholder level when this income is distributed. We will be required to pay federal income tax, however, as follows:

•	We will be required to pay tax at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

•	We may be required to pay the “alternative minimum tax” on our items of tax preference.

•	If we have: (a) net income from the sale or other disposition of “foreclosure property” which is held primarily for sale to customers in the ordinary course of business; or (b) other nonqualifying income from foreclosure property, we will be required to pay tax at the highest corporate rate on this income. Foreclosure property is generally defined as property acquired through foreclosure or after a default on a loan secured by the property or a lease of the property.

•	We will be required to pay a 100% tax on any net income from prohibited transactions. Prohibited transactions are, in general, sales or other taxable dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business.

•	If we fail to satisfy the 75% gross income test or the 95% gross income test discussed below, but nonetheless maintain our qualification as a REIT because certain other requirements are met, we will be required to pay a tax equal to (a) the greater of (i) the amount by which 75% of our gross income exceeds the amount qualifying under the 75% gross income test described below and (ii) the amount by which 90% of our gross income exceeds the amount qualifying under the 95% gross income test described below, multiplied by (b) a fraction intended to reflect our profitability.

•	We will be required to pay a 4% excise tax to the extent we fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for the year, (b) 95% of our REIT capital gain net income for the year, and (c) any undistributed taxable income from prior periods.

•

If we acquire any asset from a corporation which is or has been a C corporation in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the C corporation, and we subsequently recognize gain on the disposition of the asset during the ten-year period beginning on the date on which we acquired the asset, then we will be required to pay tax at the highest regular corporate tax rate on this gain to the extent of the excess of (a) the fair market value of the asset over (b) our adjusted basis in the asset, in each case determined as of the date on which we acquired the asset. A C corporation is generally defined as a corporation required to pay full corporate-level tax. The results described in this paragraph with respect to the recognition of gain assume that we will make or refrain from making an election under the Treasury regulations under Section 337 of the Internal Revenue Code, depending upon the time of the acquisition.

•	We will be subject to a 100% tax on any “redetermined rents,” “redetermined deductions” or “excess interest.” In general, redetermined rents are rents from real property that are overstated as a result of services furnished by a “taxable REIT subsidiary” of ours to any of our tenants. See “—Ownership of Interests in Taxable REIT Subsidiaries.” Redetermined deductions and excess interest generally represent amounts that are deducted by a taxable REIT subsidiary of ours for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations.

Requirements for qualification as a REIT.    The Internal Revenue Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	that issues transferable shares or transferable certificates to evidence beneficial ownership;

(3)	that would be taxable as a domestic corporation but for Sections 856 through 860 of the Internal Revenue Code;

(4)	that is not a financial institution or an insurance company within the meaning of the Internal Revenue Code;

(5)	that is beneficially owned by 100 or more persons;

(6)	not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals, including specified entities, during the last half of each taxable year; and

(7)	that meets other tests, described below, regarding the nature of its income and assets and the amount of its distributions.

The Internal Revenue Code provides that all of conditions (1) to (4), must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of condition (6), pension funds and other specified tax-exempt entities generally are treated as individuals, except that a “look-through” exception applies with respect to pension funds.

We believe that we have satisfied conditions (1) through (7) during the relevant time periods. In addition, our charter provides for restrictions regarding ownership and transfer of shares. These restrictions are intended to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above. These ownership and transfer restrictions are described in “Description of Common Stock—Transfer Restrictions, Redemptions and Business Combination Provisions” in this Prospectus. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in (5) and (6) above. If we fail to satisfy these share ownership requirements, except as provided in the next sentence, our status as a REIT will terminate. If, however, we comply with the rules contained in the Treasury regulations that require us to ascertain the actual ownership of our shares, and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we will be treated as having met this requirement. See “—Failure to Qualify.”

In addition, we may not maintain our status as a REIT unless our taxable year is the calendar year. We have and will continue to have a calendar taxable year.

Ownership of a partnership interest.    We own and operate one or more properties through partnerships and limited liability companies. Treasury regulations provide that if we are a partner in a partnership, we will be deemed to own our proportionate share of the assets of the partnership. Also, we will be deemed to be entitled to our proportionate share of the income of the partnership. The character of the assets and gross income of the partnership retains the same character in our hands for purposes of Section 856 of the Internal Revenue Code, including satisfying the gross income tests and the asset tests. In addition, for these purposes, the assets and items of income of any partnership in which we own a direct or indirect interest include such partnership’s share of assets and items of income of any partnership in which it owns an interest. We have included a brief summary of the rules governing the federal income taxation of partnerships and their partners below in “—Tax Aspects of the Partnerships.” The treatment described above also applies with respect to the ownership of interests in limited liability companies or other entities that are treated as partnerships for tax purposes.

We have direct or indirect control of certain partnerships and limited liability companies and intend to continue to operate them in a manner consistent with the requirements for qualification as a REIT. We are a limited partner or non-managing member in certain partnerships and limited liability companies. If a partnership or limited liability company in which we own an interest takes or expects to take actions which could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in that entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause us to fail a REIT income or asset test, and that we would not become aware of such action in a time frame which would allow us to dispose of our interest in the applicable entity or take other corrective action on a timely basis. In such a case, we could fail to qualify as a REIT.

Ownership of Interests in Qualified REIT Subsidiaries.    We own and operate a number of properties through our wholly-owned subsidiaries that we believe will be treated as “qualified REIT subsidiaries” under the Internal Revenue Code. A corporation will qualify as a qualified REIT subsidiary if we own 100% of its outstanding stock and if we do not elect with the subsidiary to treat it as a “taxable REIT subsidiary,” described below. A corporation that is a qualified REIT subsidiary is not treated as a separate corporation, and all assets, liabilities and items of income, deduction and credit of a qualified REIT subsidiary are treated as assets, liabilities and items of income, deduction and credit (as the case may be) of the parent REIT for all purposes under the Internal Revenue Code (including all REIT qualification tests). Thus, in applying the requirements described in this prospectus, the subsidiaries in which we own a 100% interest (other than any taxable REIT subsidiaries) will be ignored, and all assets, liabilities and items of income, deduction and credit of such subsidiaries will be treated as our assets, liabilities and items of income, deduction and credit. A qualified REIT subsidiary is not subject to federal income tax and our ownership of the stock of such a subsidiary will not violate the REIT asset tests, described below under “—Asset tests.”

Ownership of Interests in Taxable REIT Subsidiaries.    A taxable REIT subsidiary is a corporation other than a REIT in which a REIT directly or indirectly holds stock and that has made a joint election with the REIT to be treated as a taxable REIT subsidiary. A taxable REIT subsidiary also includes any corporation other than a REIT with respect to which a taxable REIT subsidiary owns, directly or indirectly, securities possessing more than 35% of the total voting power or value of the outstanding securities of such corporation. A taxable REIT subsidiary may generally engage in any business, including the provision of customary or noncustomary services to tenants of its parent REIT, except that a taxable REIT subsidiary may not directly or indirectly operate or manage a lodging or health care facility or directly or indirectly provide to any other person (under a franchise, license or otherwise) rights to any brand name under which any lodging or health care facility is operated. A taxable REIT subsidiary is subject to federal income tax, and state and local income tax where applicable, as a regular C corporation. In addition, a taxable REIT subsidiary may be prevented from deducting interest on debt that is directly or indirectly funded by its parent REIT if certain tests regarding the taxable REIT subsidiary’s debt-to-equity ratio and interest expense are satisfied. We own interests in HCPI Investments, Inc. and Indiana HCP GP, Inc. We have jointly elected with each of HCPI Investments and Indiana HCP GP, Inc. to have these corporations be treated as taxable REIT subsidiaries. As a result, our ownership of securities of HCPI Investments and Indiana HCP GP, Inc. will not be subject to the 10% asset test described below, and their operations will be subject to the provisions described above which are applicable to a taxable REIT subsidiary. See “—Asset tests.”

Income tests.    We must satisfy two gross income requirements annually to maintain our qualification as a REIT:

•	First, each taxable year we must derive directly or indirectly at least 75% of our gross income, excluding gross income from prohibited transactions, from (a) certain investments relating to real property or mortgages on real property, including “rents from real property” and, in some circumstances, interest, or (b) some types of temporary investments; and

•	Second, each taxable year we must derive at least 95% of our gross income, excluding gross income from prohibited transactions, from (a) the real property investments described above, and (b) dividends, interest and gain from the sale or disposition of stock or securities.

For these purposes, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of all or some of the amount depends in any way on the income or profits of any person. An amount received or accrued generally will not be excluded from the term “interest,” however, solely by reason of being based on a fixed percentage or percentages of receipts or sales.

Rents we receive from a tenant will qualify as “rents from real property” for the purpose of satisfying the gross income requirements for a REIT described above only if the following conditions are met:

•	The amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount we receive or accrue generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales;

•	We, or an actual or constructive owner of 10% or more of our stock, must not actually or constructively own 10% or more of the interests in the assets or net profits of the tenant, or, if the tenant is a corporation, 10% or more of the total combined voting power of all classes of stock entitled to vote or 10% or more of the total value of all classes of stock of the tenant. Rents received from such tenant that is a taxable REIT subsidiary, however, will not be excluded from the definition of “rents from real property” if at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the taxable REIT subsidiary are comparable to rents paid by our other tenants for comparable space;

•	Rent attributable to personal property, leased in connection with a lease of real property, is not greater than 15% of the total rent received under the lease. If this requirement is not met, then the portion of rent attributable to personal property will not qualify as “rents from real property;” and

•	We generally must not operate or manage the property or furnish or render services to the tenants of the property, subject to a 1% de minimis exception, other than through an independent contractor from whom we derive no revenue. We may, however, directly perform certain services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property. Examples of such services include the provision of light, heat, or other utilities, trash removal and general maintenance of common areas. In addition, we may employ a taxable REIT subsidiary, which may be wholly or partially owned by us, to provide both customary and non-customary services to our tenants without causing the rent we receive from those tenants to fail to qualify as “rents from real property.” Any amounts we receive from a taxable REIT subsidiary with respect to the taxable REIT subsidiary’s provision of non-customary services will, however, be nonqualified income under the 75% gross income test and, except to the extent received through the payment of dividends, the 95% gross income test.

We generally do not intend to receive rent which fails to satisfy any of the above conditions. Notwithstanding the foregoing, we may have taken and may continue to take actions which fail to satisfy one or more of the above conditions to the extent that we determine, based on the advice of our tax counsel, that those actions will not jeopardize our status as a REIT.

We believe that the aggregate amount of our nonqualifying income, from all sources, in any taxable year will not exceed the limit on nonqualifying income under the gross income tests. If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for the year if we are entitled to relief under the Internal Revenue Code. Generally, we may avail ourselves of the relief provisions if:

•	our failure to meet these tests was due to reasonable cause and not due to willful neglect;

•	we attach a schedule of the sources of our income to our federal income tax return; and

•	any incorrect information on the schedule was not due to fraud with intent to evade tax.

It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally accrue or receive exceeds the limits on nonqualifying income, the Internal Revenue Service could conclude that our failure to satisfy the tests was not due to reasonable cause. If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a REIT. As discussed above in “—Taxation of the Company—General,” even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our nonqualifying income. We may not always be able to maintain compliance with the gross income tests for REIT qualification despite our periodic monitoring of our income.

Prohibited transaction income.    Any gain that we realize on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Our gain would include our share of any gain realized by any of the partnerships, limited liability companies or qualified REIT subsidiaries in which we own an interest. This prohibited transaction income may also adversely affect our ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business depends on all the facts and circumstances surrounding the particular transaction. We intend to hold our properties for investment with a view to long-term appreciation and to engage in the business of acquiring, developing and owning our properties. We have and may in the future make occasional sales of the properties as are consistent with our investment objectives. We do not intend to enter into any sales that are prohibited transactions. The Internal Revenue Service may contend, however, that one or more of these sales is subject to the 100% penalty tax.

Redetermined Rents.    Any redetermined rents, redetermined deductions or excess interest we generate will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of services furnished by one of our taxable REIT subsidiaries to any of our tenants, and redetermined deductions and excess interest represent amounts that are deducted by a taxable REIT subsidiary for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations. Rents we receive will not constitute redetermined rents if they qualify for the safe harbor provisions contained in the Internal Revenue Code. Safe harbor provisions are provided where generally:

•	Amounts are received by a REIT for services customarily furnished or rendered in connection with the rental of real property;

•	Amounts are excluded from the definition of impermissible tenant service income as a result of satisfying the 1% de minimis exception;

•	The taxable REIT subsidiary renders a significant amount of similar services to unrelated parties and the charges for such services are substantially comparable;

•	Rents paid to the REIT by tenants who are not receiving services from the taxable REIT subsidiary are substantially comparable to the rents paid by the REIT’s tenants leasing comparable space who are receiving such services from the taxable REIT subsidiary and the charge for the services is separately stated; and

•	The taxable REIT subsidiary’s gross income from the service is not less than 150% of the subsidiary’s direct cost in furnishing or rendering the service.

Asset tests.    At the close of each quarter of our taxable year, we also must satisfy four tests relating to the nature and diversification of our assets:

•	First, at least 75% of the value of our total assets, including assets held by our qualified REIT subsidiaries and our allocable share of the assets held by the partnerships and limited liability companies in which we own an interest, must be represented by real estate assets, cash, cash items and government securities. For purposes of this test, the term “real estate assets” generally means real property (including interests in real property and interests in mortgages on real property) and shares (or transferable certificates of beneficial interest) in other REITs, as well as any stock or debt instrument attributable to the investment of the proceeds of a stock offering or a public debt offering with a term of at least five years, but only for the one-year period beginning on the date the REIT receives such proceeds;

•	Second, not more than 25% of the value of our total assets may be represented by securities, other than those securities included in the 75% asset test;

•	Third, of the securities included in the 25% asset test, the value of any one issuer’s securities may not exceed 5% of the value of our total assets, and we may not own more than 10% by vote or value of any one issuer’s outstanding securities. For years prior to 2001, the 10% limit applies only with respect to voting securities of any issuer and not to the value of the securities of any issuer; and

•	Fourth, not more than 20% of the value of our total assets may be represented by the securities of one or more taxable REIT subsidiaries. The 10% value limitation and the 20% asset test are part of recently enacted legislation and are effective for taxable years ending after December 31, 2000.

We own 100% of the outstanding stock of HCPI Investments, Inc. and Indiana HCP GP, Inc. Each of HCPI Investments and Indiana HCP GP, Inc. elected, together with us, to have these corporations be treated as taxable REIT subsidiaries. So long as HCPI Investments and Indiana HCP GP, Inc. qualify as taxable REIT subsidiaries, we will not be subject to the 5% asset test, 10% voting securities limitation or 10% value limitation with respect to our ownership of securities in HCPI Investments or Indiana HCP GP, Inc. We or HCPI Investments or Indiana HCP GP, Inc. may acquire securities in other taxable REIT subsidiaries in the future. We believe that the aggregate value of our taxable REIT subsidiaries will not exceed 20% of the aggregate value of our gross assets. With respect to each issuer in which we currently own an interest that does not qualify as a REIT, a qualified REIT subsidiary or a taxable REIT subsidiary, we believe that (1) the value of the securities of any such issuer has not exceeded 5% of the total value of our assets and (2) our ownership of the securities of any such issuer has complied with the 10% voting securities limitation and 10% value limitation. No independent appraisals have been obtained to support these conclusions. In addition, there can be no assurance that the Internal Revenue Service will not disagree with our determinations of value. We also own, and may continue to make, loans which must qualify under the “straight debt safe-harbor” in order to satisfy the 10% value limitation described above. We believe, based on the advice of our tax counsel, that all such existing loans qualify under this safe-harbor. However, there is very little authority interpreting this safe-harbor and, as a result, there can be no assurance that the Internal Revenue Service would not take a contrary position.

The asset tests must be satisfied not only on the date that we (directly or through our partnerships or limited liability companies) acquire securities in the applicable issuer, but also each time we increase our ownership of securities of such issuer, including as a result of increasing our interest in a partnership or limited liability company which owns such securities. For example, our indirect ownership of securities of an issuer may increase as a result of our capital contributions to a partnership or limited liability company. After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy an asset test because we acquire securities or other property during a quarter (including as a result of an increase in our interests in a partnership or limited liability company), we can cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter. Although we expect to satisfy the asset tests and plan to take steps to ensure that we satisfy such tests for any quarter with respect to which retesting is to occur, there can be no assurance that such steps will always be successful or will not require a reduction in our overall interest in an issuer (including in a taxable REIT subsidiary). If we fail to timely cure any noncompliance with the asset tests, we would cease to qualify as a REIT.

Annual distribution requirements.    To maintain our qualification as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to the sum of:

•	90% (95% for taxable years beginning before January 1, 2001) of our “REIT taxable income”; and

•	90% (95% for taxable years beginning before January 1, 2001) of our after tax net income, if any, from foreclosure property; minus

•	the excess of the sum of specified items of our noncash income items over 5% of “REIT taxable income” as described below.

Our “REIT taxable income” is computed without regard to the dividends paid deduction and our net capital gain. In addition, for purposes of this test, non-cash income means income attributable to leveled stepped rents, original issue discount on purchase money debt, or a like-kind exchange that is later determined to be taxable.

In addition, if we dispose of any asset we acquired from a corporation which is or has been a C corporation in a transaction in which our basis in the asset is determined by reference to the basis of the asset in the hands of that C corporation, within the ten-year period following our acquisition of such asset, we would be required to distribute at least 90% (95% for taxable years beginning before January 1, 2001) of the after-tax gain, if any, we recognized on the disposition of the asset, to the extent that gain does not exceed the excess of (a) the fair market value of the asset on the date we acquired the asset over (b) our adjusted basis in the asset on the date we acquired the asset.

We must pay these distributions in the taxable year to which they relate, or in the following taxable year if they are declared before we timely file our tax return for that year and paid on or before the first regular dividend payment following their declarations. Except as provided below, these distributions are taxable to our stockholders, other than tax-exempt entities in the year in which paid. This is so even though these distributions relate to the prior year for purposes of our 90% distribution requirement. The amount distributed must not be preferential. To avoid being preferential, every stockholder of the class of stock to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated other than according to its dividend rights as a class. To the extent that we do not distribute all of our net capital gain or distribute at least 90% (95% for taxable years beginning before January 1, 2001), but less than 100%, of our “REIT taxable income,” as adjusted, we will be required to pay tax on the undistributed amount at regular ordinary and capital gain corporate tax rates. We believe we have made, and intend to continue to make, timely distributions sufficient to satisfy these annual distribution requirements.

We anticipate that we will generally have sufficient cash or liquid assets to enable us to satisfy our distribution requirements. However, we may not have sufficient cash or other liquid assets to meet these distribution requirements because of timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in determining our taxable income. If these timing differences occur, we may need to arrange for short-term, or possibly long-term, borrowings or need to pay dividends in the form of taxable stock dividends in order to meet the distribution requirements.

We may be able to rectify an inadvertent failure to meet the 90% distribution requirement for a year by paying “deficiency dividends” to stockholders in a later year, which we may include in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

In addition, we will be required to pay a 4% excise tax on the excess of our required distribution for a calendar year over the amounts we actually distribute for such year. The amount of our required distribution during each calendar year (or in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of January immediately following such year) equals the sum of 85% of our REIT ordinary income for such year, 95% of our REIT capital gain net income for the year and any undistributed taxable income from prior periods. Any REIT taxable income and net capital gain on which this excise tax is imposed for any year will be treated as an amount distributed during that year for purposes of calculating such tax.

Distributions with declaration and record dates falling in the last three months of the calendar year, which are paid to our stockholders by the end of January immediately following that year, will be treated for federal income tax purposes as having been paid on December 31 of the prior year.

Failure to Qualify

If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions of the Internal Revenue Code do not apply, we will be required to pay tax, including any alternative minimum tax, on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify as a REIT will not be deductible by us and we will not be required to distribute any amounts to our stockholders. As a result, we anticipate that our failure to qualify as a REIT would reduce the cash available for distribution by us to our stockholders. In addition, if we fail to qualify as a REIT, all distributions to stockholders will be taxable at ordinary income rates to the extent of our current and accumulated earnings and profits. In this event, corporate distributees may be eligible for the dividends-received deduction. Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year in which we lose our qualification. It is not possible to state whether in all circumstances we would be entitled to this statutory relief.

Tax Aspects of the Partnerships

General.    We own, directly or indirectly, interests in various partnerships and limited liability companies and may own interests in additional partnerships and limited liability companies in the future. Our ownership of an interest in such partnerships and limited liability companies involves special tax considerations. These special tax considerations include, for example, the possibility that the Internal Revenue Service might challenge the status of one or more of the partnerships or limited liability companies in which we own an interest as partnerships, as opposed to associations taxable as corporations, for federal income tax purposes. If a partnership or limited liability company in which we own an interest, or one or more of its subsidiary partnerships or limited liability companies, were treated as an association, it would be taxable as a corporation and therefore be subject to an entity-level tax on its income. In this situation, the character of our assets and items of gross income would change, and could prevent us from satisfying the REIT asset tests and/or the REIT income tests. This, in turn, would prevent us from qualifying as a REIT. In addition, a change in the tax status of one or more of the partnerships or limited liability companies in which we own an interest might be treated as a taxable event. If so, we might incur a tax liability without any related cash distributions.

Treasury regulations that apply for tax periods beginning on or after January 1, 1997, provide that a domestic business entity not otherwise organized as a corporation and which has at least two members may elect to be treated as a partnership for federal income tax purposes. Unless it elects otherwise, an eligible entity in existence prior to January 1, 1997, will have the same classification for federal income tax purposes that it claimed under the entity classification Treasury regulations in effect prior to this date. In addition, an eligible entity which did not exist or did not claim a classification prior to January 1, 1997, will be classified as a partnership for federal income tax purposes unless it elects otherwise. All of the partnerships in which we own an interest intend to claim classification as partnerships under these Treasury regulations. As a result, we believe that these partnerships will be classified as partnerships for federal income tax purposes. The treatment described above also applies with respect to our ownership of interests in limited liability companies that are treated as partnerships for tax purposes.

Allocations of Income, Gain, Loss and Deduction.    A partnership or limited liability company agreement will generally determine the allocation of income and losses among partners or members. These allocations, however, will be disregarded for tax purposes if they do not comply with the provisions of

Section 704(b) of the Internal Revenue Code and the Treasury regulations. Generally, Section 704(b) of the Internal Revenue Code and the related Treasury regulations require that partnership and limited liability company allocations respect the economic arrangement of the partners and members. If an allocation is not recognized for federal income tax purposes, the relevant item will be reallocated according to the partners’ or members’ interests in the partnership or limited liability company. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners or members with respect to such item. The allocations of taxable income and loss in each of the partnerships and limited liability companies in which we own an interest are intended to comply with the requirements of Section 704(b) of the Internal Revenue Code and the Treasury regulations thereunder.

Tax Allocations With Respect to the Properties.    Under Section 704(c) of the Internal Revenue Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership or limited liability company in exchange for an interest in the partnership or limited liability company must be allocated in a manner so that the contributing partner or member is charged with the unrealized gain or benefits from the unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value or book value and the adjusted tax basis of the contributed property at the time of contribution. These allocations are solely for federal income tax purposes. These allocations do not affect the book capital accounts or other economic or legal arrangements among the partners or members. Some of the partnerships and/or limited liability companies in which we own an interest were formed by way of contributions of appreciated property. The relevant partnership and/or limited liability company agreements require that allocations be made in a manner consistent with Section 704(c) of the Internal Revenue Code.

Tax Liabilities and Attributes Inherited From AHP

On November 4, 1999, we acquired American Health Properties, Inc., or AHP, in a merger. AHP had also made an election to be taxed as a REIT. If AHP failed to qualify as a REIT for any of its taxable years, it would be required to pay federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Unless statutory relief provisions apply, AHP would be disqualified from treatment as a REIT for the four taxable years following the year during which it lost qualification. We, as successor-in-interest to AHP, would be required to pay this tax. The built-in gain rules described under “—Taxation of the Company—General” above would apply with respect to any assets acquired by us from AHP in connection with the merger if the merger qualified as a tax-free reorganization under the Internal Revenue Code and if AHP failed to qualify as a REIT at any time during its existence. In that case, if we had not made an election under Treasury regulation Section 1.337(d)-5T, AHP would recognize taxable gain as a result of the merger under the built-in gain rules, notwithstanding that the merger otherwise qualified as a tax-free reorganization under Internal Revenue Code. The liability for any tax due with respect to the gain described above would have been assumed by us in the merger. We have made a protective election under Treasury regulation Section 1.337(d)-5T with respect to the merger to prevent the recognition of this gain. Even with this election, under these circumstances, if we disposed of any of the assets acquired from AHP during a specified ten-year period, we would be required to pay tax on all or a portion of the gain on this disposition at the highest corporate tax rate under the built-in gain rules. In addition, in connection with the merger, we succeeded to various tax attributes of AHP assuming the merger is treated as a tax-free reorganization under the Internal Revenue Code, including any undistributed C corporation earnings and profits of AHP. If AHP qualified as a REIT for all years prior to the merger and the merger is treated as a tax-free reorganization under the Internal Revenue Code, then AHP would not have any undistributed C corporation earnings and profits. If, however, AHP failed to qualify as a REIT for any year, then it is possible that we acquired undistributed C corporation earnings and profits from AHP. If we did not distribute these C corporation earnings and profits prior to the end of 1999, we would be required to distribute these earnings and profits through deficiency dividends or would fail to qualify as a REIT. Furthermore, after the merger, the asset and income tests described in “—Requirements for qualification as a REIT—Income tests” and “—Asset tests” apply to all of our assets, including the assets acquired from AHP, and to all of our income, including the income derived from the assets we acquired from

AHP. As a result, the nature of the assets that we acquired from AHP and the income derived from those assets may have an effect on our tax status as a REIT.

Qualification as a REIT required AHP to satisfy numerous requirements, some on an annual and others on a quarterly basis, established under highly technical and complex Internal Revenue Code provisions. These include requirements relating to AHP’s:

•	actual annual operating results;

•	asset diversification;

•	distribution levels, including the effect, if any, of the characterization of AHP’s psychiatric group preferred stock on distribution levels; and

•	diversity of stock ownership.

There are only limited judicial and administrative interpretations of these requirements and qualification as a REIT involves the determination of various factual matters and circumstances which were not entirely within AHP’s control.

AHP’s REIT counsel rendered an opinion to the effect that, based on the facts, representations and assumptions stated therein, commencing with its taxable year ended December 31, 1987, AHP was organized in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code, and its method of operation enabled it to meet, through the effective time of the merger, the requirements for qualification and taxation as a REIT under the Internal Revenue Code. This opinion assumed, among other things, the accuracy of an opinion rendered by AHP’s corporate counsel with respect to the characterization of AHP’s psychiatric group preferred stock and dividends thereon, which corporate counsel’s opinion was based on the facts, representations and assumptions stated therein.

Because many of the properties formerly owned by AHP, and now owned by us, have fair market values in excess of their tax bases, assuming the merger was treated as a tax-free reorganization under Section 368(a) of the Internal Revenue Code, AHP’s tax basis in the assets transferred in the merger carried over to us. This lower tax basis causes us to have lower depreciation deductions and results in higher gain on sale with respect to these properties than would be the case if these properties had been acquired by us in a taxable transaction.

Other Tax Consequences

We may be required to pay tax in various state or local jurisdictions, including those in which we transact business. Our state and local tax treatment may not conform to the federal income tax consequences discussed above. Consequently, you should consult your tax advisors regarding the effect of state and local tax laws on an investment in us.

PLAN OF DISTRIBUTION

We may sell the securities to one or more underwriters for public offering and sale by them and may also sell the securities to investors directly or through agents. We will name any underwriter or agent involved in the offer and sale of securities in the applicable prospectus supplement. We have reserved the right to sell or exchange securities directly to investors on our own behalf in those jurisdictions where we are authorized to do so.

We may distribute the securities from time to time in one or more transactions:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

We may also, from time to time, authorize dealers, acting as our agents, to offer and sell securities upon the terms and conditions set forth in the applicable prospectus supplement. In connection with the sale of securities, we, or the purchasers of securities for whom the underwriters may act as agents, may compensate underwriters in the form of underwriting discounts or commissions. Underwriters may sell the securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Unless otherwise indicated in a prospectus supplement, an agent will be acting on a best efforts basis and a dealer will purchase securities as a principal, and may then resell the securities at varying prices to be determined by the dealer.

When securities are to be sold to underwriters, unless otherwise set forth in the applicable prospectus supplement, the underwriters’ obligations to purchase those securities will be subject to certain conditions precedent. If the underwriters purchase any of the securities, they will be obligated to purchase all of the securities.

We will describe in the applicable prospectus supplement any compensation we pay to underwriters or agents in connection with the offering of securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers. Dealers and agents participating in the distribution of securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions. We may enter into agreements to indemnify underwriters, dealers and agents against certain civil liabilities, including liabilities under the Securities Act of 1933, and to reimburse these persons for certain expenses.

To facilitate the offering of securities, certain persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the securities. This may include over-allotments or short sales of the securities, which involve the sale by persons participating in the offering of more securities than we sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option, if any. In addition, these persons may stabilize or maintain the price of the securities by bidding for or purchasing securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the securities at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.

Certain of the underwriters, dealers or agents and their associates may engage in transactions with and perform services for us in the ordinary course of our business.

LEGAL MATTERS

Certain legal matters with respect to the securities offered hereby will be passed upon for us by Latham & Watkins, Costa Mesa, California. Certain legal matters relating to Maryland law will be passed upon for us by Ballard Spahr Andrews & Ingersoll, LLP, Baltimore, Maryland. Sidley, Austin, Brown & Wood LLP will act as counsel for any agents or underwriters. Paul C. Pringle, a partner of Sidley Austin Brown & Wood LLP, owns 15,952 shares of our common stock.

EXPERTS

We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen LLP to our naming it in this prospectus as having certified our consolidated financial statements for the three years ended December 31, 2001, as required by Section 7 of the Securities Act. Accordingly, Arthur Andersen will not have any liability under Section 11 of the Securities Act of 1933 for false and misleading statements and omissions contained in this prospectus, including the financial statements, and any claims against Arthur Andersen related to any such false and misleading statements and omissions may be limited.

1,400,000 Shares

Health Care Property Investors, Inc.

Common Stock

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.

July 2, 2003